July 19February 10, 2016

File No. [•]812-
14670

_____

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of

ABERDEEN ASSET MANAGEMENT INC.
ABERDEEN ASSET MANAGEMENT ASIA LIMITED
ABERDEEN ASSET MANAGERS LIMITED
ABERDEEN FUNDS
ABERDEEN GREATER CHINA FUND, INC.
ABERDEEN INSTITUTIONAL COMMINGLED FUNDS, LLC

AMENDED AND RESTATED APPLICATION
FOR AN ORDER PURSUANT TO SECTIONS 6(c) AND 17(b) OF THE INVESTMENT
COMPANY ACT OF 1940, AS AMENDED, THAT WOULD GRANT AN EXEMPTION
FROM SECTION 17(a)(1) and (2) OF THAT ACT, AND PURSUANT TO SECTION 17(d)
OF THAT ACT AND RULE 17d-1 UNDER THAT ACT, SOLELY TO THE EXTENT
NECESSARY TO PERMIT CERTAIN JOINT TRANSACTIONS

Please direct all communications regarding this Application to:	Copies to:
Lucia Sitar	Rose DiMartino
Aberdeen Asset Management Inc.	Willkie Farr & Gallagher LLP
1735 Market Street, 32nd Floor	787 Seventh Avenue
Philadelphia, PA 19130	New York, New York 10019
215-405-5770	212-728-8215
	William Farrar
	Sullivan & Cromwell LLP
	125 Broad Street
	New York, New York 10004-2498
	212-558-4000

Page 1 of 40 pages. Exhibit
Index is on page 37.

Aberdeen Asset Management Inc., a Delaware corporation ("AAMI"), Aberdeen Asset Managers Limited, a Scottish company ("AAML"), Aberdeen Asset Management Asia Limited, a Singapore corporation ("AAMAL," and together with AAMI and AAML, the "Initial Advisers"), Aberdeen Funds, a Delaware statutory trust (the "Trust"), ~~and~~ Aberdeen Greater China Fund, Inc., a Maryland corporation ("GCH"), **and** *Aberdeen Institutional Commingled Funds, LLC* **(the "Commingled LLC"), a Delaware limited liability company,** hereby submit this **amended and restated** application (the "Application") requesting an order (the "Order") of the U.S. Securities and Exchange Commission (the "Commission") pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940, as amended (the "1940 Act"), that would grant an exemption from Section 17(a)(1) and (2) of the 1940 Act, and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act, solely to the extent necessary to permit certain joint transactions with respect to GCH and the Trust, including its series, and any other existing or future registered open-end or closed-end management investment companies or series thereof for which an Initial Adviser, or an Initial Adviser's successor, or any person controlling, controlled by, or under common control with an Initial Adviser (an "Aberdeen Affiliate")[1] **(i)** acts as investment adviser or **(ii) acts as** sub-adviser ~~(~~ **to the entire investment portfolio of the relevant registered management investment company or series thereof, as applicable (each** such Initial Adviser or Aberdeen Affiliate acting as investment adviser or sub-adviser, an "Adviser") (Aberdeen Asia-Pacific (ex-Japan) Equity Fund, Aberdeen Emerging Markets Fund and Aberdeen China Opportunities Fund, each a series of the Trust, and GCH, are collectively referred to as the "Initial Funds" and any other existing or future series of the Trust and any other existing or future registered open-end or closed-end management investment company or series thereof that may rely on the requested relief in the future is a "Future Fund" or collectively the "Future Funds," and the Initial Funds and Future Funds are referred to in this Application collectively as the "Funds" or individually as a "Fund".)[2] The Initial Advisers, the Trust ~~and~~**,** GCH **and the Commingled LLC** are referred to as the "Applicants" in this Application.

As described in this Application, the Funds desire to purchase and redeem limited liability company interests ("Interests") of separately identified series of ~~Aberdeen Institutional~~**the** Commingled ~~Funds,~~ LLC, a private ~~investment vehicle that is organized under the laws of Delaware~~**fund** that relies on the exemptions from the definition of "investment company" under the 1940 Act provided by Section 3(c)(~~1) and/or 3(c)(~~7) thereof. AAMI serves as the managing member of ~~Aberdeen Institutional~~**the** Commingled ~~Funds,~~ LLC. ~~Aberdeen Institutional~~**The** Commingled ~~Funds,~~ LLC will establish one or more separately identified series (the "Aberdeen China A Fund Series") to invest in securities of Chinese companies, including, without limitation, class A Shares listed on People's Republic of China ("PRC") stock exchanges, rights to invest in such class A shares or other equivalent securities authorized by the China Securities Regulatory Commission for purchase by non-Chinese investors or "qualified foreign institutional investors" ("QFII"), corporate or government bonds listed on PRC stock exchanges or traded in the over-the-counter markets of the PRC and warrants listed on PRC stock exchanges (together, "Chinese Securities"). **Notwithstanding the foregoing, a security will only be a "Chinese Security" if it is subject to the quota systems described below (as such quota systems may be amended or altered from time to time).**

The initial Aberdeen China A Fund Series will be the China A Share Equity Fund (the "**Initial** Aberdeen China A Fund"),

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[1] For the purposes of the requested Order, "successor" is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

[2] Each entity that currently intends to rely on the requested relief has been named as an applicant in this Application. Each Fund that currently intends to rely on the requested relief has been identified as an Initial Fund in this Application. Each Fund or other entity that may rely on the requested relief in the future will do so only in accordance with the terms and conditions of this Application**. There are currently Funds for which an Adviser serves as sub-adviser with respect to the Funds' entire investment portfolio ("Sub-Advised Funds")**.

which will invest in Chinese Securities.[3] Each Aberdeen China A Fund Series may invest in different types of Chinese Securities.[4] Each Fund~~,~~ and Other Account (as defined below) ~~managed~~**advised or sub-advised** by an Adviser, will invest in Interests of an Aberdeen China A Fund Series. Interests in each Aberdeen China A Fund Series eventually are expected to be held by more than one Fund or Other Account ~~managed~~**advised or sub-advised** by an Adviser. As described in this Application, the Aberdeen China A Fund Series will be the vehicles used to invest in Chinese Securities. The Aberdeen China A Fund Series will allow the Funds and Other Accounts to obtain exposure to A Shares and other Chinese Securities in a greater variety and number of Chinese companies than they otherwise could obtain.

Applicants request the Order to permit: (i) the Funds to purchase Interests of the Aberdeen China A Fund Series, (ii) the Aberdeen China A Fund Series to sell their Interests to the Funds which, in each case, may not be permitted by Sections 17(a) and 17(d) of the 1940 Act, and Rule 17d-1 thereunder, due to the potential affiliations between the Funds and the Aberdeen China A Fund Series, and (iii) the Funds and Other Accounts to engage in certain purchase or sale cross transactions in securities, which may not be permitted by Section 17(a) of the 1940 Act, or Rule 17a-7 thereunder, if the Funds or Other Accounts become affiliates, or second-tier affiliates of each other as a result of their ownership or control of an Aberdeen China A Fund Series. If the requested Order is granted, the Adviser who serves as the Funds' investment adviser **or sub-adviser** and the managing member of ~~Aberdeen Institutional~~**the** Commingled ~~Funds,~~ LLC, and its personnel would be able to provide investment ~~management~~**advisory** services to the Funds and the Aberdeen China A Fund Series that would include advice concerning the Funds' purchases and sales of Interests of the Aberdeen China A Fund Series. In addition, the Funds would be permitted to engage in certain cross transactions, as discussed below. For the reasons discussed below, the Applicants believe that the requested relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. The Applicants also believe that, with respect to the relief requested under Section 17(b), the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and the transactions are consistent with the policy of each registered investment company and with the general purposes of the 1940 Act.

I.   BACKGROUND

A.   Applicants

1.   The Advisers

The Advisers are registered as investment advisers under the Investment Advisers Act of 1940, as amended (the "Advisers

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[3] The **Initial** Aberdeen China A Fund ~~does~~**will** not ~~intend to~~ invest in derivatives or in other pooled investment vehicles.

[4] Initially, one Aberdeen China A Fund Series is contemplated. In the future, additional Aberdeen China A Fund Series may be established to invest in different ~~companies~~**issuers,** or types**,** of Chinese Securities based generally on the particular characteristics of those ~~companies or~~**issuers, or types, of** Chinese Securities. For example, there may be an Aberdeen China A Fund Series focusing on smaller capitalization companies, another Aberdeen China A Fund Series focusing on mid-to-large capitalization companies and another Aberdeen China A Fund Series that invests in companies of all market capitalizations. Likewise, there may be an Aberdeen China A Fund Series focusing on only A Shares, another Aberdeen China A Fund Series focusing on Chinese fixed-income securities and another Aberdeen China A Fund Series that invests in a mix of A Shares, fixed-income securities and other Chinese Securities. Different investment characteristics or criteria, such as industry sectors or groupings, or company growth or income prospects, may be used in the future by other Aberdeen China A Fund Series. Applicants do not believe that separate Chinese regulatory approval would be required for the addition of new Aberdeen China A Fund Series, however, and are thus seeking relief for this structure even though only a single series is currently contemplated.

Act"). AAMI is a Delaware corporation with its principal place of business located in Philadelphia, Pennsylvania. AAML is a Scottish company with its principal place of business located in London, England. AAMAL is a Singapore corporation with its principal place of business located in Singapore. AAMI, AAML and AAMAL are wholly-owned subsidiaries of Aberdeen Asset Management PLC ("Aberdeen PLC"), which is the parent company of an asset management group for a range of pension funds, financial institutions, investment trusts, unit trusts, offshore funds, charities and private clients. Aberdeen PLC was formed in 1983 and was first listed on the London Stock Exchange in 1991. AAMI serves as the investment adviser to the series of the Trust pursuant to an investment advisory agreement between AAMI and the Trust, on behalf of its series (the "AAMI Agreement"). AAMAL and AAML both serve as sub-advisers (collectively, and in this capacity, the "Sub-Advisers") to certain series of the Trust, including Aberdeen Asia-Pacific (ex-Japan) Equity Fund, Aberdeen Emerging Markets Fund and Aberdeen China Opportunities Fund, pursuant to sub-advisory agreements by and among the Trust, AAMI and the respective Sub-Adviser (the "Sub-Advisory Agreements"). AAMAL serves as the investment manager to GCH pursuant to an investment management agreement (the "AAMAL Agreement", and together with the AAMI Agreement and Sub-Advisory Agreements, the "Advisory Agreements"). As investment adviser, investment manager and/or sub-adviser, AAMI's, AAML's and AAMAL's activities are subject to the oversight of the Board of Trustees of the Trust and the Board of Directors of GCH, as applicable (the "Board" or "Boards," as applicable), at least a majority of whose members are not "interested persons" of the Trust or GCH (as defined in Section 2(a)(19) of the 1940 Act) (the "Independent Board Members").

The Initial Advisers are responsible for making investment decisions for the Initial Funds that they advise or sub-advise and for administering the business and affairs of such Initial Funds. The Initial Advisers are entitled, under the terms of the Advisory Agreements, to receive management fees directly from the Initial Funds, or in the case of the Sub-Advisers, from AAMI, in each case at specified rates. The Initial Advisers are acting as "investment advisers" for the Initial Funds within the meaning of Section 2(a)(20) of the 1940 Act, and serve as such pursuant to contracts subject to Section 15 of the 1940 Act. A wholly-owned subsidiary of Aberdeen PLC, Aberdeen Fund Distributors LLC, acts as the principal underwriter and distributor of the Trust. GCH does not have a principal underwriter or distributor. AAMI serves as administrator to each of the Initial Funds.

Besides the Funds, the Advisers also ~~manage~~advise or may ~~manage~~advise separately managed accounts, collective investment trusts, private pooled investment vehicles and investment companies registered in other jurisdictions. These accounts and funds (the "Other Accounts") may have similar investment objectives and strategies as the Funds, and investments in China are and will be an important aspect of many of their investment programs. These Other Accounts will invest in an Aberdeen China A Fund Series along with the Funds. Neither the Advisers nor any Aberdeen Affiliate has a proprietary interest in any Other Account or Fund, except that the Advisers and certain of their officers and employees are shareholders of certain of the Funds. In addition, AAMI contemplates making a nominal investment ~~in the~~(i.e. expected to be $1,000 and in no case more than $10,000) in the Initial Aberdeen China A Fund. AAMI will acquire Interests in the **Initial** Aberdeen China A Fund having rights, duties and obligations that are identical in all respects to Interests purchased by other investors in the **Initial** Aberdeen China A Fund. The sole purpose of the proposed investment is to permit AAMI, who serves as the managing member of ~~Aberdeen Institutional~~the Commingled ~~Funds,~~ LLC, to serve as the tax matters partner of the **Initial** Aberdeen China A Fund, which intends to be treated as a partnership for U.S. federal tax purposes. The tax matters partner of a partnership is responsible for signing the partnership's annual tax return, and also would act on behalf of the partnership in the event of any audit proceedings with the U.S. Internal Revenue Service. In the absence of AAMI's investment, it is likely that the U.S. Internal Revenue Service would appoint a non-managing member partner of ~~Aberdeen Institutional~~the Commingled ~~Funds,~~ LLC to serve as tax matters partner of the **Initial** Aberdeen China A Fund in an audit proceeding. In addition, absent such an investment by ~~Aberdeen Institutional~~the Commingled ~~Funds,~~ LLC's managing member, the tax matters partner could change from year to year, which may disrupt preparation of the **Initial** Aberdeen China A Fund's annual tax return. In light of the nominal amount of AAMI's investment as tax matters partner in Interests having rights, duties and obligations that are identical to Interests purchased by other investors, Applicants do not believe that AAMI's investment in the **Initial** Aberdeen

China A Fund poses any potential conflict of interest not addressed by the conditions herein.

        2.   The Trust and GCH

The Initial Funds consist of Aberdeen Asia-Pacific (ex-Japan) Equity Fund, Aberdeen Emerging Markets Fund and Aberdeen China Opportunities Fund, each a series of the Trust, and GCH. The Trust is a Delaware statutory trust registered under the 1940 Act as an open-end management investment company. The Board of the Trust currently consists of eight members, seven of whom are Independent Board Members. GCH is a Maryland corporation registered under the 1940 Act as a closed-end management investment company. The Board of GCH currently consists of five members, all of whom are Independent Board Members. Each of the Initial Funds' investment strategies either focuses on China, or on emerging markets which is defined to include China.[5]

~~B~~ **3**.   The ~~Aberdeen China A Fund~~**Commingled LLC**

~~Aberdeen Institutional~~**The** Commingled ~~Funds,~~ LLC is a limited liability company under the Delaware Limited Liability Company Act (the "DE LLC Act")[6], with AAMI as its managing member. ~~Aberdeen Institutional~~**The** Commingled ~~Funds,~~ LLC was originally formed on December 9, 1996 as a Delaware ~~Business Trust~~**business trust** and was converted to a Delaware limited liability company on April 19, 2010. **The Commingled LLC is unregistered in reliance on the exemption from the definition of "investment company" under the 1940 Act provided by Section 3(c)(7) thereof.**

B.   **The Initial** Aberdeen China A Fund

The Initial Aberdeen China A Fund is being formed as a series of ~~Aberdeen Institutional~~**the** Commingled ~~Funds,~~ LLC, and any future Aberdeen China A Fund Series will also be formed as separate and distinct series. The Aberdeen China A Fund Series will not offer their Interests to the public, but intend to rely on Regulation D under the 1933 Act and Section 3(c)(~~1) and/or 3(c)(~~7) under the 1940 Act for exemptions from those Acts. As discussed in this Application, the Aberdeen China A Fund Series will be the entities that invest in and hold Chinese Securities; the **Initial** Aberdeen China A Fund will be allocated quota from an existing Renminbi Qualified Foreign Institutional Investor ("RQFII") license held by AAMAL and named in regulatory reports filed with regulators in the PRC. Interests in the Aberdeen China A Fund Series will be sold only to the Funds and the Other Accounts. The Interests will generally not have voting rights, and thus the Funds and Other Accounts, as holders of Interests, will not have the ability to replace AAMI as the managing member of ~~Aberdeen Institutional~~**the** Commingled ~~Funds,~~

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[5] ~~The Aberdeen China Opportunities Fund intends to invest at least 80% of the value of its net assets, plus any borrowings for investment purposes, in equity securities issued by Chinese companies (including Hong Kong). The Aberdeen Emerging Markets Fund intends to invest at least 80% of the value of its net assets, plus any borrowings for investment purposes, in equity securities of emerging market companies, which meet certain criteria that tie them to emerging market countries (as such criteria are described in the prospectus), including China. The Aberdeen Asia-Pacific (ex-Japan) Equity Fund intends to invest at least 80% of the value of its net assets, plus any borrowings for investment purposes, in equity securities of Asia-Pacific (ex-Japan) companies, where the Asia-Pacific region includes China. GCH seeks to achieve its investment objective by investing in listed equity securities of companies that (i) are organized under the laws of, and have their principal place of business in, China and/or Hong Kong and/or Taiwan; or (ii) during their most recent fiscal year derived at least 50% of their revenues or profits from goods produced or sold, investments made or services performed in China and/or Hong Kong and/or Taiwan or have at least 50% of their assets in China and/or Hong Kong and/or Taiwan.~~ The Initial Funds' investment strategies may change over time, subject to the requirements of the 1940 Act and the rules and regulations thereunder.

[6] 6 Del. C. Sec. 18-101 et. seq.

LLC.[7] Each Fund or Other Account may purchase interests of an Aberdeen China A Fund Series; if there is more than one Aberdeen China A Fund Series, a Fund or Other Account may invest in some or all of the different Aberdeen China A Fund Series. To the extent there is more than one Aberdeen China A Fund Series, each such series may invest in and hold a different set of Chinese Securities, with the Chinese Securities held by one Aberdeen China A Fund Series generally varying from those of other Aberdeen China A Fund Series based on different investment characteristics or criteria.[8] Interests in an Aberdeen China A Fund Series may ~~not~~ be redeemed by the Funds or Other Accounts ~~more~~as frequently ~~than~~as daily. **The portfolio managers of the Funds will make the determinations as to the frequency of the redemptions from the Aberdeen China A Fund Series in accordance with their general management of the Funds and Other Accounts according to their respective strategies. Generally, redemptions would occur periodically when the portfolio management teams determine to reduce allocations to China in favor of other regions. However, certain events outside of the portfolio managers' control may require that the portfolio managers initiate more frequent redemptions for one or more Funds or Other Accounts, such as the need to raise cash in a Fund or Other Account to meet their respective redemption requests or, rarely, reallocations of Fund or Other Account assets to different regions may be needed in response to investment strategy or investment mandate changes approved by a Fund's Board of trustees/directors (each, a "Board") or requested by end clients of an Other Accounts.**

No Adviser**, Aberdeen Affiliate or investment manager to a Sub-Advised Fund that is not an Initial Adviser** or Aberdeen Affiliate **("Unaffiliated Manager")** will receive an advisory fee from an Aberdeen China A Fund Series used by the Funds.[8][9] It is not expected that an Adviser ~~or~~**,** an Aberdeen Affiliate **or an Unaffiliated Manager** will receive fees for administrative services provided to Aberdeen China A Fund Series used by the Funds, because administrative services will be provided by ~~an independent~~a third party. If, however, in the future administrative fees are proposed to be paid to an Adviser ~~or,~~ an Aberdeen Affiliate **or an Unaffiliated Manager** by an Aberdeen China A Fund Series used by the Funds, any such administrative fees paid to an Adviser ~~or an,~~ Aberdeen Affiliate **or Unaffiliated Manager** will only be paid upon a determination of the applicable Fund's Board made in accordance with condition 3 of this Application.

The **Initial** Aberdeen China A Fund will not have a board; its operations will be overseen by ~~Aberdeen Institutional~~the Commingled ~~Funds,~~LLC's managing member, AAMI. The **Initial** Aberdeen China A Fund will engage service providers to support its operations, which may include (without limitation) an administrator, transfer agent, accountant, custodian, legal counsel and such other service providers as necessary for its operations.[9][10] No fees will be paid by the **Initial** Aberdeen China A Fund to an administrator or transfer agent that is an Aberdeen Affiliate except in accordance with condition 3. The **Initial**

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[7] As investors in the **Initial** Aberdeen China A Fund, the Funds and Other Accounts would be able to redeem their Interests as desired. While these investment decisions will be made by the Advisers' portfolio managers, a Fund's continued investment in the **Initial** Aberdeen China A Fund is subject to oversight by that Fund's Board, as described in this Application.

[8] *See* **note 4 above. While some individual holdings of Chinese Securities may be common to two or more** *Aberdeen China A Fund Series, each Aberdeen China A Fund Series* **is expected to have a distinct set of holdings.**

[8][9] The applicable Adviser **or Unaffiliated Manager** would receive advisory fees (i) from a Fund pursuant to the Fund's advisory agreement with such Adviser **or Unaffiliated Manager**, or (ii) from Other Accounts pursuant to such Other Accounts' advisory agreements with an Adviser, but the Advisers would not receive a separate advisory fee from the Aberdeen China A Fund Series for advising the same assets when invested in the Aberdeen China A Fund Series.

[9][10] More information about the operations of the **Initial** Aberdeen China A Fund and its custodial arrangements appears in Section 1.E. of this Application.

Aberdeen China A Fund will not engage a distributor. No sales load, ~~redemption fee,~~ distribution fee or service fee will be assessed with respect to Interests issued by the **Initial** Aberdeen China A Fund **and it is anticipated that the Initial** *Aberdeen China A Fund will not* **charge a redemption fee**. The financial statements of the **Initial** Aberdeen China A Fund will be audited.

As discussed below, for a variety of reasons it is not practical or economical for the Funds to invest a significant amount of assets directly in Chinese Securities. The use of Aberdeen China A Fund Series allow the Funds and Other Accounts to gain dedicated exposure to Chinese Securities and the expanded investment opportunities that they represent.

C. China A Shares and Other Chinese Investment Opportunities

While the absolute amount that the Funds and Other Accounts will invest in Chinese Securities will vary over time, China's importance has increased in the world economy. According to the April 2016 World Economic Outlook by the International Monetary Fund, China's economic output represents approximately 17% of world Gross Domestic Product (based on purchase power).[~~10~~11] China has increased its consumption of automobiles and other consumer products, as its middle class gets larger, and its consumption of raw materials to spur infrastructure spending and industrial development affects global supply/demand dynamics, as well as developed and emerging markets alike. At the same time, the number of investable companies has grown through partial privatizations and initial public offerings. The range of companies available for investment now includes the traditional partially state-owned enterprises as well as a myriad of entrepreneurial companies. A number of these companies are not otherwise accessible to foreign investors, as they list equity, debt and other Chinese Securities on exchanges or trade such securities in other markets that, for a variety of reasons discussed below, the Funds cannot readily invest in directly. In sum, the Advisers believe that China is a global growth driver and that the individual quality growth companies that exist there make it a natural, key part of their clients' non-U.S. equity portfolios and, potentially, fixed income portfolios.

A significant majority of publicly traded Chinese companies list their shares on one or more of three stock exchanges – the Shanghai, Shenzhen, and Hong Kong Stock Exchanges. The Shanghai and Shenzhen exchanges are located in mainland China, whereas the Hong Kong exchange is located in the Hong Kong Special Administrative Region. The shares of Chinese companies that are listed on the Hong Kong Stock Exchange trade in Hong Kong dollars. There are two categories of stocks that are listed on the Shanghai and Shenzhen exchanges. China "A Shares" trade in the currency of China, the renminbi ("RMB"); while the face values of "B Shares" are denominated in renminbi, B Shares trade in foreign currencies (the US dollar on the Shanghai exchange and the Hong Kong dollar on the Shenzhen exchange). Until 2002, the Chinese government restricted investment in China A Shares and other Chinese Securities to domestic (*i.e.*, Chinese) investors. While the Chinese government has gradually liberalized foreign access to PRC securities markets, the Chinese government continues to strictly control the ability of non-Chinese investors to convert non-Chinese currency to and from renminbi and to repatriate profits earned in China in renminbi.

There are many fewer Chinese companies that have listed B Shares than those that have listed China A Shares: as of December 31, 2015, there were approximately 1,540 stocks listed as A Shares, and approximately 101 stocks listed as B Shares, with a combined market capitalization of approximately $5.58 trillion.[~~11~~12] For these purposes, data for the China A Share market

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[~~10~~11] Source: IMF World Economic database April 2016 edition: http://www.imf.org/external/pubs/ft/weo/2016/01/pdf/text.pdf.

[~~11~~12] Source: Shenzhen Stock Exchange: http://www.szse.cn/main/en/MarketStatistics/StatisticsBySecurities/; Shanghai Stock Exchange http://english.sse.com.cn/indices/statistics/trading/.

also includes smaller or emerging Chinese companies that do not list B Shares, and are not available to non-Chinese investors outside of the QFII program, RQFII program and similar quota programs. As of December 31, 2015, the combined market capitalization of B Shares (approximately US$33.45 billion) is a fraction of that of A Shares (approximately US$5.55 trillion) and B Shares do not play any meaningful role in raising capital for Chinese companies. Indeed, no new B Shares have been listed since 2001.

While the Initial Funds currently invest in China A Shares (pursuant to quota allocated by AAMAL, which has received an RQFII license (as described and defined below)) and other Chinese Securities, investment into the **Initial** Aberdeen China A Fund will provide numerous additional investment opportunities for the Initial Funds, and Future Funds, that are consistent with their investment objectives and policies.[12][13] Additionally, being able to pool investments into China A Shares with Future Funds and Other Accounts will provide more diversification with respect to China A Share investments. Additionally, Future Funds would obtain access to China A Shares without having to obtain individual licenses as QFIIs or RQFIIs, and without having to comply with the reporting required for each fund or account that is allocated quota from an Adviser with an existing QFII or RQFII license.

Similar to China A Shares, investments in other Chinese Securities have also been difficult to access, and for the same reasons. Except as provided in footnote [13][14], bonds and warrants listed on PRC exchanges have not been available to non-PRC investors other than QFIIs/RQFIIs. In addition, certain potential investments, such as private placement bonds and bonds traded in the inter-bank bond market, are only now becoming available for investment by non-PRC investors. Except as provided in footnote [13][14], China A Shares and these other types of Chinese Securities are readily available only to non-PRC investors that are QFIIs/RQFIIs, as described below.[13][14]

D.   Non-Chinese Investment in Chinese Securities and Qualified Foreign Institutional Investors

Since 2002, the Chinese government has permitted certain non-Chinese investors to invest in China A Shares, and gradually has liberalized applicable rules to permit non-Chinese investors to invest in the other types of Chinese Securities. However, subject to limited exceptions described in footnote [13][14], to do so a foreign investor must receive a license as a QFII or RQFII and be allotted a quota, representing the amount in renminbi of Chinese Securities that the investor may purchase. The license and quota are granted by the China Securities Regulatory Commission ("CSRC") and the State Administration of Foreign

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[12][13] Initially, the **Initial** Aberdeen China A Fund may invest in only one or a limited number of Chinese Securities.

[13][14] The PRC recently has also permitted non-PRC investors limited access to its securities markets via the RQFII program. The Initial Funds currently invest in China A Shares by accessing an RQFII license that AAMAL has obtained, which is available only to investors located in eligible jurisdictions that have officially implemented the RQFII program locally to deal in PRC domestic securities using offshore renminbi. Currently, only Hong Kong, London and Singapore have implemented the RQFII program (although a number of other jurisdictions are eligible and have been allocated an investment quota). In addition, the PRC and Hong Kong recently implemented the Shanghai-Hong Kong Stock Connect mutual market access scheme ("Stock Connect"), which permits non-PRC institutional and retail investors to invest in certain securities traded on the Shanghai Stock Exchange, subject to an aggregate quota of approximately US$50 billion and a daily quota of approximately US$2 billion. While the Funds may directly invest in PRC securities pursuant to the Stock Connect program and other means available to non-PRC investors (*e.g.*, B shares, H shares, red chips), they do not anticipate being able to fully implement their PRC investment strategies in reliance on the Stock Connect program and the other means available to them due to the limited array of available investments and the absence of assured access due to the Stock Connect program's investment quotas.

Exchange ("SAFE"), respectively.[14][15] To date, only a limited number of foreign investors have obtained a QFII or RQFII license and SAFE quota. As of February 29, 2016, the CSRC had approved a total of 279 QFIIs in China.[15][16] AAMAL has obtained an RQFII license and a quota so that it can invest in Chinese Securities on behalf of the Funds and Other Accounts, and the Advisers are applying for additional quota to be made available to the **Initial** Aberdeen China A Fund and the Other Accounts.[16][17]

The CSRC and SAFE traditionally required that an investment adviser seeking a QFII or RQFII license and quota apply in its own name, although recently the regulators have permitted the application also to be in the name of a single fund managed by an adviser that has received a QFII or RQFII license or that has been allocated quota from an affiliate who has received the license. If the Advisers**, or in the case of Sub-Advised Funds, Unaffiliated Managers,** were to apply for quota for each Fund and Other Account, **as applicable,** they would have to apply separately on behalf of each Fund and Other Account, which would be burdensome because of the application process ~~and~~**. Further, if the Advisers and/or Unaffiliated Managers were to apply for quota for each Fund and Other Account, as applicable, it** would make it less likely that the Chinese authorities would grant the Advisers **and/or Unaffiliated Managers** the license and quota, as the Chinese authorities focus on the experience, size, and qualifications of the applying adviser, not of its funds. Moreover, while there may not be specific investment restrictions or limitations preventing a Fund or Other Account from seeking a quota individually, individual applications would generally not be practical or feasible for the Funds and Other Accounts. The CSRC and SAFE have set the minimum quota amount at $20 million for QFIIs (there is no such restriction for RQFIIs), which is more than many Funds and Other Accounts would prudently invest in Chinese Securities based on such Funds' and other Accounts' current assets under management and investment strategies. If the Advisers were to instead allocate their quota to each Fund and Other Account, there would be reporting requirements to CSRC and/or SAFE with respect to each Fund and Other Account. The Advisers currently expect that each Fund or Other Account generally will allocate a relatively small portion of its investable assets to Interests of the **Initial** Aberdeen China A Fund, as most Funds and most Other Accounts have broad mandates for which Chinese investment and Chinese Securities exposure would be relatively small based on current asset levels.[17][18] Finally, for many Other Accounts, an Adviser or an affiliate of an Adviser serves as a manager to only a portion of the account's overall assets~~, and the~~**. Such** Other Account may not have the desire, qualifications or personnel necessary to obtain a QFII **license** (or RQFII license if eligible) or quota on its own behalf or to be allocated quota from the Advisers. [18] **Unaffiliated Managers as well may not have the desire, qualification, or personnel necessary to obtain a QFII license (or RQFII license, if eligible) or quota on its own behalf.** [19] Accordingly, the Advisers will

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[14][15] As described in more detail below, QFIIs now apparently may, in certain circumstances, receive a basic quota without SAFE authorization upon receipt of a QFII license.

[15][16] Source: http://www.csrc.gov.cn/pub/csrc_en/OpeningUp/RelatedLists/QFIIs/201303/t20130304_221832.htm.

[16][17] The Advisers bore the expenses of applying for the license and quota; these expenses will not be borne by the Funds or Other Accounts.

[17][18] Allocations to Chinese Securities may change over time. Further, Future Funds may include Funds with different investment mandates, including Funds focused on narrower geographic regions than the Initial ~~Fund~~**Funds**.

[18] ~~In many respects, these Other Accounts, like the Funds, engage the Advisers because of their experience and ability to not only make investment decisions but to provide administrative resources which they may not otherwise have. For example, RQFII license holders must have a RQFII compliance manager, and~~ ~~Funds or~~ ~~Other Accounts may not, on their own, have such experience or resources to satisfy these requirements.~~

[19] **In many respects, Unaffiliated Managers and Other Accounts** *engage the Advisers because of their experience and ability to not only make investment decisions but to provide administrative resources which they may not otherwise have. For example, RQFII license holders must have a RQFII compliance manager, and* **Unaffiliated Managers and** *Other Accounts may not, on their own, have such experience or resources to satisfy these requirements.*

establish the **Initial** Aberdeen China A Fund as the entity that will invest in and hold Chinese Securities on behalf of the Funds and Other Accounts.

In addition, the Chinese authorities may reduce or revoke a QFII's quota if the QFII does not invest the full amount of its quota over a phase-in period, or, in certain cases, if it repatriates its investments below the quota amount. Thus, if any Fund or Other Account sought a quota individually under the QFII program in an amount close to the $20 million minimum, it would risk losing that quota if it reduced its allocation to Chinese Securities or was subject to outflows requiring it to reduce its overall holdings. Additional requirements may apply if Funds or Other Accounts were to seek RQFII quota individually, which the Funds and Other Accounts may not be able to meet. Examples of such requirements include residency in an approved jurisdiction, and an initial required deposit reserve.

These risks and requirements are reduced with the aggregation of Funds and Other Accounts in one vehicle since satisfying the minimum quota amount, deposit reserve and residency is of less concern. Through February 29, 2016, the largest initial quota amount recently approved per application for an asset management company that the Applicants are aware of was $400 million.[20] The quota, subject to the minimum quota amount for operating under the QFII program of $20 million, serves as the maximum amount of new investment available to a license holder, since this is the upper limit of cash, when converted to Chinese renminbi, that a license holder can import into China to invest in Chinese Securities. However, while currency may not be acquired above the quota amount to make new investments, the market values of Chinese Securities holdings may fluctuate over time such that the total value of the holdings of the **Initial** Aberdeen China A Fund may vary from the quota amount. Thus, if market movements cause the value of Chinese Securities held by the **Initial** Aberdeen China A Fund to appreciate, the **Initial** Aberdeen China A Fund would not be required to liquidate holdings and repatriate proceeds to reduce its total investment to the quota limit. Further, the **Initial** Aberdeen China A Fund could continue to purchase additional Chinese Securities using the proceeds from the sale of other Chinese Securities without regard for the quota limit. Conversely, notwithstanding that the Chinese authorities may reduce quota if the quota has not been fully used, Applicants do not believe that they would do so because of market depreciation in the value of **Initial** Aberdeen China A Fund investments; however, the Chinese authorities likely would reduce the quota amount if the **Initial** Aberdeen China A Fund repatriates proceeds from the disposition of investments that are not offset with the influx of equivalent capital. Other, similar, restrictions apply with respect to RQFII licenses, including a required deposit of a minimum clearing reserve. Applicants do not have direct knowledge of the experiences of other RQFII holders and whether they have had difficulty in maintaining their quota limits, although given the scarcity of quota and the significant international interest in Chinese companies, Applicants believe that quota limits have generally been maintained. Per SAFE regulations, QFIIs generally are required to remit the **Initial** Aberdeen China A Fund principal investment within six months from receiving the quota, or the investment quota may be reduced or rescinded,[21] and similar requirements are in place for RQFIIs. The precise timing and investment interest would not be known until the **Initial** Aberdeen China A Fund's portfolio manager(s) are able to assess their goals and plans in light of then-current market conditions, but the Advisers expect that they

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[20] Source: SAFE.

[21] As described below, this period apparently has recently been extended to one year.

will be able to find appropriate investment opportunities for the **Initial** Aberdeen China A Fund in the full amount of the quota granted.

Chinese foreign exchange regulations also impose significant restraints upon repatriation of assets from the PRC ~~following~~ **. If subject to a quota through the QFII program, the initial lock-up period would be three months. If subject to a quota through the RQFII program, the lock-up period and repatriation restrictions would differ according to which method is utilized. One of the more common methods, and the one that will be utilized by the Advisers with respect** *to the Aberdeen China A Fund Series***, is the open ended fund model. The open ended fund model does not require** an initial lock-up period ~~of three months.~~**and allows for daily repatriation.**

Many Chinese Securities trade in highly liquid markets and prices on the exchange reflect the amount (in Chinese renminbi) that could be obtained upon sale of such Chinese Securities.[~~21~~22] Other Chinese Securities, such as Chinese corporate bonds, trade on less liquid over-the-counter markets, and their prices will not be reflected on a securities exchange. ~~Proceeds~~**Although daily repatriation is permitted under the RQFII open ended fund model, it is possible that proceeds** from sales of portfolio investments in liquid or illiquid Chinese Securities may not be able to immediately be repatriated to a foreign investor such as the **Initial** Aberdeen China A Fund **at the approximate value at which the Initial Aberdeen China A Fund has valued the investment**. Accordingly, under condition 4, each Fund will treat its entire investment in the **Initial** Aberdeen China A Fund as an investment that is not liquid for purposes of any applicable rules or guidance of the Commission or its staff regarding the management of liquidity with respect to open-end and/or closed-end funds, as applicable, and will otherwise be subject to the limits described in condition 4. Due to this limitation and the size of some of the Funds, it is not possible for some Funds to seek a quota individually. Further, if a Fund sought quota individually, it would not be possible to satisfy the Chinese regulatory requirement that a fund invest more than 70% of its assets in Chinese Securities, discussed below, in order to be considered an open-end China fund for which daily repatriation may be available.[~~22~~23]

Additionally, allocating of quota of any existing RQFII or QFII quota that has been granted **beyond that which will be allocated to the Aberdeen China A Fund Series** to the Advisers is not practical. The Advisers are required to make certain reports to the CSRC and SAFE on behalf of each Fund or Other Account. Additionally, because the percentage of the strategies for certain Funds that is allocated to Chinese Securities is so small, it is beneficial to achieve diversification by having any investment quota cover the Funds and Other Accounts in the aggregate, rather than on a Fund-by-Fund and Other Account-by-Other Account basis.

Because none of the Funds are expected to invest 70% of its assets in Chinese Securities **or receive an individual allocation from the Advisers' RQFII quota**, none will be able to repatriate proceeds daily except as part of the **Initial** Aberdeen China A Fund. Being able to repatriate proceeds daily, rather than monthly, by investing in the **Initial** Aberdeen China A Fund

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[~~21~~] ~~China A Shares, Chinese government bonds and Chinese warrants generally trade in highly liquid markets.~~

[~~22~~23] Recent press reports note that SAFE announced on February 4, 2016 revisions to the QFII program with immediate effect. Such changes include permitting daily, rather than weekly, repatriation of assets for open-ended funds.

will enhance the portfolio liquidity of the Funds investing in Chinese Securities. Investment quota will be allocated to the **Initial** Aberdeen China A Fund and the **Initial** Aberdeen China A Fund will allow the Funds and the Other Accounts to redeem their interests daily.

For these reasons, the Funds and the Other Accounts seek to obtain their exposures to Chinese Securities through a pooled investment vehicle – the **Initial** Aberdeen China A Fund. AAMAL has received an RQFII license and is in the process of applying for additional quota to be allocated to the **Initial** Aberdeen China A Fund, and the **Initial** Aberdeen China A Fund will be the entity that invests in and holds Chinese Securities. The **Initial** Aberdeen China A Fund anticipates investing substantially all of its assets in Chinese Securities, although it may devote a portion of its assets (i) to renminbi pending investment or for cash management and/or liquidity purposes; or (ii) to cash or cash equivalents for payment of expenses or for other purposes such as payment of redemption proceeds or holding cash pending conversion to renminbi.[23]

Recent press reports note that SAFE announced on February 4, 2016 revisions to the QFII program **and announced on September 5, 2016 revisions to the RQFII program, both** with immediate effect. ~~As of the date of this application, there is little information available as to the practical implementation of the changes.~~

The most significant revisions **relating to the QFII program** summarized in the press reports include: (i) changes to the QFII investment quota process, under which most QFIIs (excluding sovereign wealth funds, central banks and monetary authorities) automatically will be awarded an initial investment quota depending on the level of assets under management by the QFII, with prior SAFE approval of investment quota required only if the QFII wishes to invest in excess of the initial quota; (ii) daily repatriation of assets invested pursuant to the QFII program by open-ended funds, subject to a monthly aggregate limit equal to 20% of the QFII's PRC assets as of the end of the past year; (iii) introduction of a uniform initial investment lock-up period equal to three months; and (iv) extension of the remittance period for QFII program assets into the PRC from six months to one year. While the announced changes should make the QFII program more attractive to QFII investors and provide welcome flexibility in terms of investment quota, liquidity and currency remittance/repatriation, the Applicants do not believe that the announced changes **affect the continued benefits for** *the Aberdeen China A Fund Series* **to access quota through the RQFII program instead of the QFII program.**

Similar to the changes to the QFII program, the changes to the RQFII program have simplified the process and may make the RQFII program more attractive to RQFII investors. The most significant revisions relating to the RQFII program summarized in the press reports include: (i) simplified quota approval mechanisms where an RQFII can make a filing with SAFE for a "basic investment quota" based on a certain percentage of its total assets or assets under management; (ii) improvement to lock-up period (three months for all RQFIIs except open-ended funds, which have never been subject to a principal lock-up period); and (iii) relaxed the restrictions on the outward and inward remittances on capital.

Applicants believe the announced changes to the QFII and the RQFII programs do not diminish the business case

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[23] ~~The Aberdeen China A Fund will not~~ ~~retain cash, except as necessary for efficiently carrying out its business purpose as described in this Application.~~

for investment in the PRC via the **Initial** Aberdeen China A Fund or otherwise impact the request for orders set forth in this Application.

E. <u>Operations of the **Initial** Aberdeen China A Fund and the Aberdeen China A Fund Series</u>

Any Fund or Other Account seeking exposure to Chinese Securities will invest in the **Initial** Aberdeen China A Fund or, if there is more than one Aberdeen China A Fund Series providing different exposures sought by the Fund or Other Account, may invest in more than one Aberdeen China A Fund Series. Each Aberdeen China A Fund Series will hold a different set of Chinese Securities, depending on the investment characteristics sought by the particular Aberdeen China A Fund Series. The DE LLC Act, under which ~~Aberdeen Institutional~~the Commingled ~~Funds,~~LLC is organized, explicitly provides for the creation of separate series of members, managers, limited liability company interests and assets.[24] In accordance with the DE LLC Act,[25] ~~Aberdeen Institutional~~the Commingled ~~Funds,~~LLC's limited liability company agreement provides for the establishment of multiple series, with separate debts, liabilities, obligations and expenses, its records (as discussed further below) will be accounted for separately for each Aberdeen China A Fund Series, and notice of the limitation on liabilities of an Aberdeen China A Fund Series will be set forth in the Aberdeen China A Fund Series' certificate of formation. Thus, and because the ~~Aberdeen Institutional~~ Commingled ~~Funds,~~LLC's limited liability company agreement does not provide to the contrary, the DE LLC Act provides that each Aberdeen China A Fund Series (holding distinct Chinese Securities) will have its own debts, liabilities, obligations and expenses, and such items will not be enforceable against any other Aberdeen China A Fund Series. Establishing the Aberdeen China A Fund Series as series of a company organized under the DE LLC Act allows the assets of one Aberdeen China A Fund Series to be insulated from the liabilities of each other Aberdeen China A Fund Series.

Each Fund or Other Account investing in an Aberdeen China A Fund Series would hold Interests which, like beneficial interests of a trust or shares of a corporation, would represent a proportionate share of the Aberdeen China A Fund Series' net assets and a proportionate claim on the Aberdeen China A Fund Series' net income. Each Interest would have the same rights as any other Interest, and each Fund or Other Account, as a holder of the Interests of an Aberdeen China A Fund Series, will be treated identically. Each Fund or Other Account will purchase and sell Interests in an Aberdeen China A Fund Series on the same terms and on the same basis as each other Fund and Other Account that invests in that Aberdeen China A Fund Series. In addition, each Aberdeen China A Fund Series would not issue preferred interests. The administrator for an Aberdeen China A Fund Series would, on a daily basis, price the securities held by the Aberdeen China A Fund Series, sum their values, and deduct

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[24] Section 18-215 of the DE LLC Act.

[25] Section 18-215(b) of the DE LLC Act provides: Notwithstanding anything to the contrary set forth in this chapter or under other applicable law, in the event that a limited liability company agreement establishes or provides for the establishment of 1 or more series, and if the records maintained for any such series account for the assets associated with such series separately from the other assets of the limited liability company, or any other series thereof, and if the limited liability company agreement so provides, and if notice of the limitation on liabilities of a series as referenced in this subsection is set forth in the certificate of formation of the limited liability company, then the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series shall be enforceable against the assets of such series only, and not against the assets of the limited liability company generally or any other series thereof, and, unless otherwise provided in the limited liability company agreement, none of the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to the limited liability company generally or any other series thereof shall be enforceable against the assets of such series.

daily expenses payable by the Aberdeen China A Fund Series [26] to arrive at a net asset value for the Aberdeen China A Fund Series. The Aberdeen China A Fund Series' net asset value would then be divided by the total number of outstanding Interests, and an investor's total holdings would be this per-Interest net asset value multiplied by the number of Interests held by the investor, with ~~Interests~~the price of securities held in an Aberdeen China A Fund Series valued daily in accordance with the Advisers' valuation procedures. Interests *in an Aberdeen China A Fund Series will be* valued by the Funds in accordance with the Funds' valuation procedures, as approved by each Fund's Board, as described in more detail below.

Expenses of an Aberdeen China A Fund Series, which would include basic fees and expenses of service providers, such as the administrator, transfer agent, accountant, local custodian and legal counsel, would be charged to the Aberdeen China A Fund Series as a whole and accrued on a daily basis.[27][26] Brokerage commissions incurred by an Aberdeen China A Fund Series would, like those incurred by a registered investment company, be included in the cost of the underlying Chinese Securities, and thus would be reflected in any gain (or loss) on the Aberdeen China A Fund Series' investments. In substance, the sharing of expenses of an Aberdeen China A Fund Series among the holders of its Interests would not differ from the sharing of expenses by a registered investment company among its shareholders. Similarly, the treatment of brokerage commissions by an Aberdeen China A Fund Series would be the same as if it were a registered investment company. The Advisers do not contemplate a need or reason to, and therefore would not charge advisory fees to an Aberdeen China A Fund Series used by the Funds; the Advisers would still be entitled to receive applicable advisory fees from the Funds or Other Accounts. Additionally, the Advisers do not currently contemplate a reason to have an Aberdeen China A Fund Series bear its operating costs (other than brokerage commissions and trading costs), including custody, administration and audit expenses and plan to pay those expenses out of the advisory fees they receive from the Funds or Other Accounts, but may discontinue these payments at any time upon any required notice to the Funds.

Each Aberdeen China A Fund Series will be administered and audited in a manner consistent with common private fund industry standards and practices. Each Aberdeen China A Fund Series' books will be accounted for under standard accounting principles and in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"), and they will be audited annually by a nationally recognized and PCAOB-registered audit firm in accordance with U.S. Generally Accepted Auditing Standards ("GAAS").[28][27]

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[26] ~~It is currently anticipated that the Aberdeen China A Fund will not pay any expenses, with the exception of brokerage commissions and other trading costs, and that the expenses of running the Aberdeen China A Fund will be borne by the Advisers. However, this may change at any time upon required notice to the Funds.~~

[27][26] Since there are multiple series of ~~Aberdeen Institutional~~the Commingled ~~Funds,~~LLC, an expense of the ~~Aberdeen Institutional~~ Commingled ~~Funds,~~LLC may be allocated to the different series, including the various Aberdeen China A Fund Series, *pro rata* based on relative assets or based on another allocation method that more fairly allocates the expense, depending on the nature of the particular expense and the reason it was generated. For example, an expense payable by ~~Aberdeen Institutional~~the Commingled ~~Funds,~~LLC that is based on assets may be allocated to the Aberdeen China A Fund Series based on the relative assets of the different Aberdeen China A Fund Series, whereas an expense that is based on the number of separate Aberdeen China A Fund Series may be more appropriately allocated equally to each Aberdeen China A Fund Series existing at the time the expense is incurred. In some cases, the expense may be de minimis and would not be allocated as it might otherwise be if the expense were larger. Ultimately, the allocation methodology will depend on the nature of, and reason for, the expense and the proper allocation of an expense will depend on the circumstances. In all cases, the allocation of the expenses will be fair and reasonable.

[28][27] The GAAS standards applicable to the audit of an Aberdeen China A Fund Series would be the same standards as those applicable to a registered investment company. The Advisers represent that the audit would be performed by a firm meeting the same independence requirements as those applicable to the auditor of a registered investment company. Further, GAAP would apply to both the Aberdeen China A Fund Series audit and a registered investment company audit. Thus, critical accounting policies governing security valuation, accounting for investment transactions, recognition of investment income and of expenses, and accrual of expenses, which are often the critical policies applicable to investment companies, would apply in substantially the same manner for the audit of the Aberdeen China A Fund Series.

The global custodian for ~~Aberdeen Institutional~~the Commingled ~~Funds,~~ LLC will work closely with a local custodian in China, which will be a substantial institution with extensive experience in maintaining Chinese Securities for non-Chinese clients. Chinese Securities, when purchased for the Aberdeen China A Fund Series, will appear on the books and records of the Chinese depositary institution as "Aberdeen Asset Management Asia Limited – Aberdeen Institutional Commingled Funds, LLC - China A Share Equity Fund" (or in a similar manner indicating both AAMAL's RQFII status and the respective Aberdeen China A Fund Series' ownership) and maintained in an account at ~~Aberdeen Institutional~~the Commingled ~~Funds,~~ LLC's local custodian and global custodian in the same manner. The name of the Aberdeen China A Fund Series will thus appear in the records of the Chinese depositary institution on whose books the Chinese Securities appear and similarly on the books of the local custodian and global custodian. To the extent there is more than one Aberdeen China A Fund Series, each such Aberdeen China A Fund Series will have a separate designation and account on the records **of the local custodian** from that of any other Aberdeen China A Fund Series. **As required by condition 7, the custodial arrangements for the** *Aberdeen China A Fund Series will be* **subject to Section 17(f) of the 1940 Act, and any applicable rules thereunder (including Rule 17f-5), as if** *the Aberdeen China A Fund Series* **were open- end investment companies.**

Each Aberdeen China A Fund Series will have its own portfolio manager or portfolio management team at AAMI and/or AAMAL who will be responsible for selecting particular Chinese Securities for investment by the Aberdeen China A Fund Series. [29] When a portfolio manager initially decides to purchase Chinese Securities for an Aberdeen China A Fund Series, the portfolio manager will place an order in the same manner he or she would for any other portfolio security for accounts investing in other jurisdictions. The portfolio manager's order, along with any other orders in the same security placed by other portfolio managers of other Aberdeen China A Fund Series, if any, at or about the same time in accordance with the Advisers' trade order aggregation and trade allocation policies and procedures (the "Trade Allocation Policy"), discussed below in this Application, will then be placed with a local Chinese broker, and executed on the relevant Chinese exchange.[~~30~~28] On the evening of the trade date, trade confirmations for the executed order will be exchanged among the stock exchange, China Securities Depositary & Clearing Corporation Limited ("CSDCC"), the executing broker, the Adviser(s) and the local custodian. The executing broker will send the trade execution confirmation to the Adviser(s) and the local custodian after the market closes, and the local custodian will transmit a final settlement confirmation to the global custodian after settlement. In an overnight process, the CSDCC will effect the transfer of the securities by updating its position records, and Aberdeen Asset Management Asia Limited – Aberdeen Institutional Commingled Funds, LLC –China A Share Equity Fund (or similar designation denoting the respective Aberdeen China A Fund

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[29] ~~The selection of particular Chinese Securities for an Aberdeen China A Fund Series is distinct from the decision to invest in the Aberdeen China A Fund Series, which will be made by portfolio manager(s) for the Funds and Other Accounts. The selection of particular Chinese Securities for an~~ Aberdeen China A Fund Series will be ~~made by~~ the Aberdeen China A Fund Series' ~~portfolio manager(s). A Fund's decision to invest~~ in an Aberdeen China A Fund Series will be ~~made by the Fund's portfolio manager(s) only in accordance with the relevant Fund's objective and policies. The Fund's Board will oversee the Fund's investment in the Aberdeen China A Fund Series in the same manner that it oversees the Fund's other investments. The Fund's Board will not have oversight responsibilities for investment decisions made by portfolio manager(s) for the Other Accounts to invest in an Aberdeen China A Fund Series. However, the books and records of the Aberdeen China A Fund Series will be available for inspection by the Funds and their auditors.~~

[~~30~~28] An Aberdeen China A Fund Series will not engage in cross trades with another Aberdeen China A Fund Series. In addition, the Funds and Other Accounts will not engage in cross trades of Interests of the various Aberdeen China A Fund Series. A Fund or Other Account may redeem Interests in an Aberdeen China A Fund Series, subject to the Trade Allocation Policy, at or about the same time another Fund or Other Account purchases Interests in the Aberdeen China A Fund Series.

Series' ownership) will thereafter be recognized as the owner of the Chinese Securities. During this process, if the trade had been aggregated with trades for other Aberdeen China A Fund Series, the local custodian also will allocate the holding in accordance with instructions previously supplied by the Advisers, and will record the holding as a receivable on the books of the ~~subaccount~~account of the applicable Aberdeen China A Fund Series. When the local custodian records the holding in the Aberdeen China A Fund Series' records, the global custodian will also record the holding in the corresponding ~~subaccount~~account on its books. On the day following the trade date, cash that was in the Aberdeen China A Fund Series' account at the local custodian will be transferred to the CSDCC, and the trade settled. Generally, procedures for disposing of Chinese Securities and recording the proceeds as cash will operate in the same manner, except in reverse and except as limited by the Aberdeen China A Fund Series' ability to repatriate proceeds daily. At all times, the local custodian and the global custodian will recognize and separately identify cash and portfolio holdings in ~~subaccounts~~accounts for one Aberdeen China A Fund Series from cash and portfolio holdings in ~~subaccounts~~accounts for each other Aberdeen China A Fund Series.

With respect to Chinese fixed income securities, the Aberdeen China A Fund Series will follow the applicable trading and settlement process customary in the Chinese market. For exchange-traded bonds, the trading and settlement procedures are the same as those described above. With respect to over-the-counter transactions on the "interbank" market, portfolio managers will place trade orders with the local custodian, which will act as the settlement agent. The local custodian will then route the order through "Interbank Currency Trading System" on behalf of the Adviser. Once the trade order is received, the balance will be settled by the local custodian in the relevant settlement system. Settlement of the bond transactions at the CCDC/SHCH is simultaneously processed with cash settlement. Upon completion of the settlement, the local custodian updates the holding in the Aberdeen China A Fund Series' records, and the global custodian will also record the holding in the corresponding ~~subaccount~~account on its books.

While the limited liability company structure and the provisions of the DE LLC Act provide protection for each Aberdeen China A Fund Series from the liabilities of each other Aberdeen China A Fund Series, the **Initial** Aberdeen China A Fund and the other Aberdeen China A Fund Series also do not expect to have significant liabilities. The largest potential creditors are expected to be Aberdeen China A Fund Series service providers such as the custodian, transfer agent, auditors and legal counsel.[~~31~~29] Administrative fees will only be paid to an Adviser ~~or~~, Aberdeen Affiliate **or Unaffiliated Manager** by an Aberdeen China A Fund Series if they are determined, in accordance with condition 3 of this Application, to be non-duplicative. The service providers could be owed amounts from the Aberdeen China A Fund Series, but such service fees are not expected to represent a significant proportion of any Aberdeen China A Fund Series' assets, and it would be unlikely that a service provider would find it economical to seek to collect fees from Aberdeen China A Fund Series that have not incurred the liability. Moreover, the service providers have relationships with the Funds and Other Accounts that would make a lawsuit potentially in conflict with the Funds' or Other Accounts' interests unlikely, and the service providers' contracts will specifically limit their recourse to the assets of the Aberdeen China A Fund Series that has incurred the liability to the provider. An Aberdeen China A Fund Series in which a Fund

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[~~31~~29] While the Advisers currently expect to pay the costs of the service providers to the Aberdeen China A Fund Series, this may change upon the provision of any required notice to the holders of interests of the Aberdeen China A Fund Series.

invests will not borrow or engage in leverage.

The primary service providers to an Aberdeen China A Fund Series will enter into agreements with the Aberdeen China A Fund Series under US law and containing provisions requiring disputes to be resolved in the US using US law and venue. In addition to a suit to recover liabilities from non-debtor Aberdeen China A Fund Series being unlikely, as noted above, in the event of such a lawsuit, a US court with proper jurisdiction should recognize and enforce the provisions of the DE LLC Act noted above to protect the assets of one Aberdeen China A Fund Series from the liabilities of another Aberdeen China A Fund Series. In sum, the Advisers do not believe there is a substantial risk that a creditor would succeed in using the assets of one Aberdeen China A Fund Series to satisfy the liabilities of another Aberdeen China A Fund Series.

As noted above, an RQFII license is held by AAMAL, and an account will be set up in the name of each Aberdeen China A Fund Series to be allocated quota by AAMAL, or another Adviser should AAMI or AAML ever be granted a QFII or RQFII license. Currently, AAMAL has been granted quota, which has already been allocated to **certain of** the Funds, Other Accounts and other clients, and ~~therefore is in the process of applying for~~**has recently received** additional quota, some of which is intended to be allocated to the **Initial** Aberdeen China A Fund ~~Series~~**. In the event that such additional quota is exhausted by existing funds and accounts prior to the launch of the Initial China A Fund Series, AAMAL intends to apply for additional quota**. As such, once AAMAL is granted ~~additional~~ quota **that is to be used for the Initial China A Fund Series**, it will be permitted to purchase renminbi on behalf of the Funds and Other Accounts, up to the amount of additional quota granted, to acquire Chinese Securities that will then be held under the custodial arrangements described above, with the applicable Aberdeen China A Fund Series listed on the account. Chinese regulators will focus on the experience, size and qualifications of AAMAL in determining whether to permit AAMAL to receive additional quota, and should have less interest in the allocation of investments among Aberdeen China A Fund Series and their indirect allocations to Funds or Other Accounts. Nevertheless, there will always be a risk that disturbances to the Chinese legal or regulatory regime could make the Aberdeen China A Fund Series unable to dispose of investments or repatriate proceeds once invested. Further, AAMAL's license could be modified at the discretion of the Chinese authorities, including for reasons beyond the control of AAMAL, and under current regulations, Chinese authorities can revoke an RQFII license or reduce quota only if the RQFII license holder is in violation of the regulations.[~~32~~30] The RQFII program is a limited exception, among others, from laws that otherwise limit investment in Chinese Securities to Chinese persons and, if the program or Aberdeen's license or quota limits are revoked or substantially changed for reasons beyond the control of Aberdeen or the Aberdeen China A Fund Series, the Aberdeen China A Fund Series' economic interests, and thus the Funds' and Other Accounts' economic interests, could be harmed. The RQFII program has been operational since 2011, preceded by the QFII program, which has been operational since 2002, but its continuation depends on the continued willingness of the Chinese regulatory regime to accept foreign investment. The Chinese authorities could revoke AAMAL's RQFII license or reduce or eliminate its quota, in which case an Aberdeen China A Fund Series would be required to liquidate some or all of its holdings and

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[~~32~~30] The applicable Chinese regulations currently require, generally, that the RQFII or QFII invest principal within six months of obtaining its license or its license may be revoked, and if the RQFII or QFII invests less than its quota amount within six months of license issuance, its quota may be reduced. In addition, regulations provide that a QFII or RQFII's quota may be revoked for other reasons or due to other circumstances as may be specified by SAFE from time to time.

be permitted to repatriate the proceeds back to the Funds and Other Accounts. If this were to happen, the Funds and Other Accounts would lose some or all of the opportunity to obtain exposure to Chinese Securities in the future under the existing license, but it is expected that they would not lose these proceeds.[31] Nonetheless, the risk that developments in the Chinese regulatory regime may adversely impact the Funds and the Other Accounts will be monitored by the Advisers, and will be disclosed in the Funds' prospectus and disclosed in relevant documents applicable to the Other Accounts, to the extent the Fund's or Other Account's investment in the Aberdeen China A Fund Series is material to the Fund or Other Account.

The selection of the particular Chinese Securities for an Aberdeen China A Fund Series will be made by such series' portfolio manager(s). Investment decisions to invest in an Aberdeen China A Fund Series will be made by the Fund's or Other Account's portfolio manager(s), to the extent discretion to make such an investment has been given to an Adviser, only in accordance with the relevant Fund's or Other Account's objective and policies.

The portfolio manager of a Fund may be able to obtain exposure to Chinese Securities for the Fund by investing in a fund managed by another manager with a QFII or RQFII license, to the extent another fund permits investment by a Fund. However, Applicants do not believe that an investment in another fund provides the same investment opportunity or benefits as an investment by a Fund in an Aberdeen China A Fund Series. An investment in another fund would be managed by another investment adviser, following its investment techniques and strategies, which may differ from those of the Advisers and thus differ from the expectations of Fund shareholders who have chosen to invest with an Adviser. Moreover, an investment in another fund would be subject to the advisory fees payable to the other fund's manager; by contrast, in accordance with Condition 2 to this Application, the Advisers~~and~~, their affiliated persons**, and Unaffiliated Managers (if any)** will receive no incremental advisory fee in connection with the Funds' investment in an Aberdeen China A Fund Series. A Fund's Board**, and in the case of Funds managed by Unaffiliated Managers, the Unaffiliated Managers,** will oversee the Fund's investment in an Aberdeen China A Fund Series in the same manner that it oversees the Fund's other investments. A Fund's Board will not, however, have oversight responsibilities for investment decisions made by portfolio manager(s) for the Other Accounts to invest in an Aberdeen China A Fund Series.

To the extent there is more than one Aberdeen China A Fund Series, allocations of Chinese Securities to different Aberdeen China A Fund Series, like allocations of other investment opportunities among Funds and Other Accounts, will be subject to the Advisers' Trade Allocation Policy[32] (which includes detailed procedures related to trade aggregation and allocations), under the supervision of the Advisers' and the Funds' Chief Compliance Officer ("CCO"), and compliance with the Policy with respect to the Funds will be overseen by ~~the Funds'~~**each Fund's** Board.[33] Because orders may be placed by different portfolio managers of different Aberdeen China A Fund Series, there may be times when more than one portfolio manager seeks to

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[31] In this sense, the Funds and Other Accounts would be at worst in the same position as they are before any quota is granted – with no ability to obtain exposure to Chinese Securities – unless Chinese authorities require holdings to be liquidated before the Aberdeen China A Fund Series can dispose of them in an orderly manner. However, Applicants are not aware of the Chinese authorities requiring such forced liquidations for other QFII and RQFII license holders.

[32] Applicants are not seeking any comfort and acknowledge that the Commission is providing no opinion on whether the Trade Allocation Policy meets the standards applicable under either the 1940 Act or the Advisers Act.

[33] The Initial Funds have the same CCO. If another registered investment company is established in the future that seeks to invest in an Aberdeen China A Fund Series, that Fund may have a different board and a different chief compliance officer.

purchase Chinese Securities of the same company. In such instances, as when making purchases of other securities, and because the Chinese markets may sometimes be closed at the time a portfolio manager is deciding to place trades, the orders will generally be aggregated with those of portfolio managers for other Aberdeen China A Fund Series, if any, prior to their placement with the executing Chinese broker. The Trade Allocation Policy is designed to allocate trade executions among accounts (in this case, Aberdeen China A Fund Series) with the goal of treating each Aberdeen China A Fund Series fairly and equitably over time. The Trade Allocation Policy allows modification to standard allocation methodologies in certain instances, provided that modification is reported to the Adviser's CCO.

Aberdeen's Trade Allocation Policy will generally operate the same for Aberdeen China A Fund Series participating in investment in Chinese Securities as they do for investments by Aberdeen clients in other markets and securities. To the extent that there is only one Aberdeen China A Fund Series, or where Aberdeen China A Fund Series are investing in securities of different companies, allocations among Aberdeen China A Fund Series may not be common. To the extent more than one Aberdeen China A Fund Series seeks to invest in Chinese Securities of the same company, the Advisers' portfolio managers and their trading desks have experience using the Trade Allocation Policy, and extending the existing procedures to investments in Chinese Securities will not raise significant new issues. The Trade Allocation Policy will also be amended to apply when an Aberdeen China A Fund Series sells Chinese Securities, in which case, to the extent that another Fund or Other Account does not desire to purchase interests from the Aberdeen China A Fund Series and the Aberdeen China A Fund Series needs to liquidate Chinese Securities to meet a redemption request, the Aberdeen China A Fund Series will hold cash for eventual repatriation. Under RQFII regulations, assuming that the daily repatriation of assets remains available to the Aberdeen China A Fund Series through AAMAL, each day the Aberdeen China A Fund Series will be permitted to repatriate a certain amount of cash from the sale of portfolio holdings. If a Fund redeems its Interests from an Aberdeen China A Fund Series and another Fund or Other Account purchases Interests from the Aberdeen China A Fund Series, the repatriation restriction will not apply. If, however, a Fund seeks to redeem its Interests from an Aberdeen China A Fund Series and there is no new investment in the Aberdeen China A Fund Series, the Aberdeen China A Fund Series may need to liquidate Chinese Securities to raise proceeds to satisfy the redemption request. While Chinese law will recognize the Aberdeen China A Fund Series as the holder of all cash available for repatriation, the procedures in the amended Trade Allocation Policy will be able to track which Fund(s) or Other Account(s) are entitled to receive repatriated proceeds in a given week, and which are not, by recording cash attributable to each Fund or Other Account in separate subaccounts on the books of the transfer agent of the Aberdeen China A Fund Series. The Trade Allocation Policy will be amended to reflect that cash proceeds received upon the sale of Chinese Securities, which will be recorded in the selling Aberdeen China A Fund Series' ~~subaccount~~account at the local custodian, can only be repatriated to the Fund or Other Account making the redemption request necessitating the repatriation through that Aberdeen China A Fund Series; under the Trade Allocation Policy, no other Fund or Other Account will be able to access or repatriate these cash proceeds.

If more than one Fund or Other Account seeks to repatriate proceeds at or about the same time, and Chinese regulations limit the aggregate amount of proceeds that may be repatriated at any given time to a level below the aggregate amount sought to be repatriated, the requests by the applicable portfolio manager(s) will be aggregated, if received at or about the same time, and proceeds available for repatriation will be allocated *pro rata* among requesting Funds and Other Accounts, based on requested

amounts. As noted above, once the cash proceeds have been allocated and recorded in the selling Aberdeen China A Fund Series' ~~subaccount~~**account at the local custodian**, they can only be repatriated to the Fund or Other Account making the repatriation request. While each Fund or Other Account will have its own specific features and restrictions, the Advisers do not expect that any restrictions or regulations applicable to the Other Accounts will materially affect their repatriation needs, as compared to the Funds.

Access by the Funds and Other Accounts to the quota (*i.e.*, to Chinese Securities) through an Aberdeen China A Fund Series is ~~a limited opportunity and~~**not expected to be limited. On a day to day basis, each China A Fund Series will utilize the China A quota that has been allocated by the respective Adviser or Aberdeen Affiliate. When a China A Fund Series has used up approximately 70% of the quota allocated to it, the respective Adviser or Aberdeen Affiliate will apply for additional quota. Before any additional quota is approved, in the event that there is a shortfall or an anticipated shortfall in available quota, the Adviser or Aberdeen Affiliate will review whether there is any surplus quota allocated to a Fund, Other Account or China A Fund Series that could be reallocated to the China A Fund Series. In the unlikely circumstances that there are times when a China A Fund Series investments will be limited by quota limitations, access by the Funds and Other Accounts to China A Fund Series Interests** will be allocated in accordance with the Advisers' Trade Allocation Policy. The Trade Allocation Policy, which the Advisers intend to amend to specifically address issues arising from the quota, will provide that, as with initial and secondary public offerings where an Adviser receives fewer shares of the offering than requested, Interests in an Aberdeen China A Fund Series will be allocated across eligible participating Funds and Other Accounts on a *pro rata* basis according to requested order size. Thus, when quota becomes available, portfolio managers for the Funds and Other Accounts, obtaining client approval if necessary, would submit indications of interest for Interests. These indications of interest will indicate the accounts for which Interests are sought and the amount of Interests sought, if available. If fewer Interests are available than are requested by the portfolio managers of the Funds and Other Accounts, Interests generally will be allocated across participating accounts on a *pro rata* basis according to requested order size. **However, there may be certain circumstances where the Advisers, consistent** *with the Trade Allocation Policy* **as it will be amended, may take into account other factors such that there is a deviation from an exact *pro rata* allocation in an effort to allocate Interests fairly across accounts. For example, given that it can take several months to receive additional quota under the RQFII structure, there may be an instance where one Fund requests additional Interests months before they are available, while another Fund requests additional Interests a day before they are available. In that case, the Advisers may take the timing of the request into account and fulfill the first Fund's entire request for additional Interests and offer the second Fund the remainder, if any, while the Advisers put in an additional request for quota so that it can satisfy the second Fund's request.**

While the total assets of a Fund or Other Account may have an indirect bearing on the number of Interests sought by a portfolio manager (*i.e.*, larger Funds may request more total Interests), Interests will be allocated according to requested order size and not directly by the overall size of the account. Factors that may bear on the amount of Interests requested by any particular portfolio manager for a Fund or Other Account will vary in each case, but may include, without limitation, consistency of the investment with the account's objectives, policies and strategies, eligibility of the account to invest in the Aberdeen China A Fund Series under applicable account guidelines or applicable law, the appropriateness of the investment in light of the objective, time

horizon and risk management objectives, and whether the account's liquidity position after the desired purchase will continue to maintain a level deemed to be adequate.

With the exception of the initial allocation to the Initial Funds, which will be consistent with the Trade Allocation Policy, the Advisers do not currently expect any Fund or Other Account to receive priority for obtaining quota by investing through an Aberdeen China A Fund Series.[34] Notwithstanding the foregoing, the Trade Allocation Policy provides that a client account may not receive an allocation if, in the judgment of the Advisers, the cash balance in the client account will be insufficient to pay for the Interests; current portfolio attributes make an allocation inappropriate or less suitable; or account-specific guidelines, objectives, restrictions, tax, legal, regulatory or liquidity considerations, the allocation received is de minimis, or other account-specific factors make an allocation inappropriate or less suitable. Thus, these provisos may have the practical effect in some cases of increasing allocations to a Fund or Other Account based on the suitability for the Fund or Other Account of an investment in the Aberdeen China A Fund Series or based on the investment objectives, strategies and restrictions of the Fund or Other Account. For example, the Advisers may give increased allocations to Funds and Other Accounts that have investment strategies that focus on China, on Asia, or on emerging markets over Funds and Other Accounts that do not. The Advisers may in the future amend the Trade Allocation Policy expressly to provide priority access to quota to Funds and Other Accounts based on the suitability for the Fund or Other Account of an investment in the Aberdeen China A Fund Series or based on the investment objectives, strategies and restrictions, tax, legal, regulatory or liquidity considerations applicable to the Fund or Other Account. Nonetheless, the Advisers believe that allocations on these terms are fair and equitable to all Funds and Other Accounts because clients investing in some strategies (*e.g.*, those focused on developed markets) would expect relatively less investment in China.

The Advisers, through the administration of their compliance programs, have experience with the Trade Allocation Policy and its operation in the context of initial public offerings and other limited opportunities, and expect that the allocation of Interests will be managed in a similar manner to the allocation of other limited opportunities. As discussed in this Application, the Trade Allocation Policy, which will govern allocations of Chinese Securities to different Aberdeen China A Fund Series, allocations of opportunities to invest in the Aberdeen China A Fund Series to Funds and Other Accounts and opportunities to repatriate proceeds from the sale of Chinese Securities and the redemption of Interests will be reasonably designed so that all such allocations are fair and equitable. The Trade Allocation Policy may be amended over time and is expected to allow modification to standard allocation methodologies in certain instances, provided that the modification is reported to the Advisers' CCO. In any case, the Trade Allocation Policy and its application, like the allocation of other limited opportunities, will be under the oversight of the Advisers' compliance department, and compliance with the Policy with respect to the Funds will be overseen by the Funds' CCO and the Fund's Board. As such, the Advisers' CCO and the CCO of the Funds will review the adequacy of the Trade Allocation Policy and the effectiveness of its implementation.

The quota, as noted, may be reduced or revoked if AAMAL (or if other Advisers in the future receive a license, by the relevant Adviser) does not invest the full amount of its quota over a phase-in period, or if it repatriates its investments below the

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[34] *The Applicants acknowledge that they are not requesting or receiving any exemptive relief with respect to this initial allocation as part of the Application.*

quota amount. The Advisers will not, however, when making investment decisions for the Funds or Other Accounts, take into consideration whether redeeming Interests of an Aberdeen China A Fund Series may cause the sale of Chinese Securities and the repatriation of proceeds that could impact the continued availability of the quota. In other words, the Advisers will not forego redeeming Interests in an Aberdeen China A Fund Series by a Fund simply because the sale results in the Aberdeen China A Fund Series investing less than the quota, and will make the investment decision to redeem Interests of Aberdeen China A Fund Series independent of quota considerations. Even if additional Aberdeen China A Fund Series are established in the future, the existence of additional Aberdeen China A Fund Series does not guarantee that quota will be maintained, and investment decisions will continue to be made independent of quota considerations.[36][35] The Advisers will also not take into consideration whether buying Interests in an Aberdeen China A Fund Series could affect the continued availability of the quota.

As noted above, additional series of ~~Aberdeen Institutional~~the Commingled ~~Funds,~~ LLC may be created in the future. These additional series may be established to invest in different Chinese Securities based generally on the particular characteristics of those companies, for example by market capitalization, industry sectors or groupings, company growth or income prospects, or other criteria. Any determination to create additional Aberdeen China A Fund Series would be driven by the investment focus, needs and objectives of investing Funds or Other Accounts, and the decision would be reached through an investment process supervised by the Advisers' senior management and overseen by its compliance department. For example, if in the future additional Funds or Other Accounts were established with investment mandates that focused on different market capitalizations or company characteristics or narrower market segments or industries, it may be appropriate to establish additional Aberdeen China A Fund Series that share those attributes in order to provide those Funds or Other Accounts with different or narrower mandates or more tailored opportunities to invest in Chinese Securities. Investments in any such new Aberdeen China A Fund Series would be available to any Fund or Other Account, and portfolio managers for the Funds or Other Accounts (under the oversight of the Advisers' compliance departments and, in the case of the Funds, as part of the investment process overseen by ~~the Funds'~~each Fund's Board) would determine if such an investment was appropriate for the Funds and Other Accounts.

Importantly, as discussed below, the establishment of any new Aberdeen China A Fund Series will not require any Fund or Other Account to redeem an investment to make quota available to the new series; quota will be made available to a new Aberdeen China A Fund Series, and thus Funds and Other Accounts investing in that series, only if it is otherwise available due to the investment decisions of portfolio managers made independent of quota considerations, or client outflows or terminations.

If the ~~Aberdeen Institutional~~ Commingled ~~Funds,~~ LLC adds a new series, the Advisers will not reduce the amount of quota allocated to the ~~initial~~Initial Aberdeen China A Fund (or any other Aberdeen China A Fund Series in existence at the time). The Advisers will allocate quota to a new series only if quota is otherwise available at the time the new series is established. Thus, the Advisers would not redeem Interests in existing Aberdeen China A Fund Series to "free up" quota for a new series; rather, the new series would be established only if, due to decisions independent of quota considerations (such as investment decisions, client

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[36][35] To the extent material to a Fund's investment program, its registration statement will include a discussion of investment in Chinese Securities through the **Initial** Aberdeen China A Fund, and the risks associated with the potential loss of quota if it is not maintained. Comparable disclosure, if deemed to be a significant investment strategy or method of analysis, will also be included in the Advisers' Form ADV, Part 2A.

withdrawals or account closings), quota is otherwise available.[3736] The allocation of available quota would then, as with new investments into the ~~initial~~**Initial** Aberdeen China A Fund, be subject to the Advisers' Trade Allocation Policy and the compliance reviews thereunder, as described above.

If the Advisers determine that there is more internal demand for Interests than can be accommodated through existing quota (which could result from the creation of additional Aberdeen China A Fund Series), an Adviser may seek an increase in quota if it believes that it is otherwise appropriate and that it is reasonably likely that the Chinese authorities will grant such an increase.

As discussed above, ~~Aberdeen Institutional~~**the** Commingled ~~Funds,~~ LLC, as a Delaware limited liability company, will not have its own board of directors or trustees. Because the **Initial** Aberdeen China A Fund, a series of ~~Aberdeen Institutional~~**the** Commingled ~~Funds,~~ LLC, is designed, however, as a means to obtain exposure to Chinese Securities for investing Funds, ~~the Funds'~~**each Fund's** Board will oversee the Advisers' management and operation of the **Initial** Aberdeen China A Fund and any other Aberdeen China A Fund Series invested in by the Funds.[3837] A Fund's Board would not, however, have oversight responsibilities for, or any legal obligation to, the Aberdeen China A Fund Series itself, or to any of the Other Accounts. Investments in the Aberdeen China A Fund Series will be made by a Fund's portfolio manager(s) only in accordance with the relevant Fund's objective and policies. A Fund's Board will oversee the Fund's investment in the Aberdeen China A Fund Series in the same manner that it oversees the Fund's other investments. The selection of particular Chinese Securities for an Aberdeen China A Fund Series will be made by the portfolio manager(s) for the Aberdeen China A Fund Series.

Interests in an Aberdeen China A Fund Series used by the Funds will be valued daily in accordance with the ~~Adviser's and~~ Funds' valuation procedures as approved by ~~the Funds' Board~~**each Fund's Boards** and in accordance with Section 2(a)(41) of the 1940 Act. Chinese Securities generally trade in liquid markets, and prices on the exchange reflect the amount (in Chinese renminbi) that could be obtained upon sale of Chinese Securities. As noted in this Application, proceeds from sales of Chinese Securities cannot be immediately repatriated to an Aberdeen China A Fund Series and thus to a Fund. In accordance with

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[3736] For example, there would be no quota to allocate to a new Aberdeen China A Fund Series, even if such a series was established, if: the ~~initial~~**Initial** Aberdeen China A Fund is fully invested up to the maximum quota granted to AAMAL unless AAMAL applies for, and is granted, additional quota that can be assigned to the Aberdeen China A Fund Series; the portfolio managers for the Funds and Other Accounts do not seek to reduce their holdings and there is no reduction in overall assets of a Fund or Other Account which would lead its portfolio managers to rebalance the portfolios by redeeming Interests); and no Fund or Other Account terminates an Adviser's services. If, however, portfolio managers seek to reduce exposure to Chinese Securities independent of quota considerations and redeem Interests, quota would then become available. Similarly, if a Fund or Other Account terminated an Adviser's advisory services, quota would become available. This quota would then be available equally to the ~~initial~~**Initial** Aberdeen China A Fund and any additional series, and thus to investing Funds or Other Accounts in each such Aberdeen China A Fund Series, and it would be allocated between series based on the Advisers' Trade Allocation Policy, which is described above. In this manner, even if a Fund or Other Account had no interest in acquiring Interests of a new Aberdeen China A Fund Series (for example, if the focus of that series was not suitable for a Fund's or Other Account's investment objective), each Fund or Other Account would still have equal opportunity to acquire additional quota and exposure to Chinese Securities because it could seek exposure to the series most suitable to it.

[3837] **The Initial Funds do not all have the same Board of Directors/Trustees.** If another registered investment company is established in the future with a different Board of directors/trustees than **those of** the Initial Funds, and that investment company, or its series, invests in the same Aberdeen China A Fund Series invested in by the **Initial** Funds, both boards will oversee the Advisers' management and operation of that Aberdeen China A Fund Series to the extent required to oversee the Funds' investment in the Aberdeen China A Fund Series. Like the **Initial** Funds' ~~Board~~**Boards**, that separate board would not, however, have oversight responsibilities for, or any legal obligation to, the Aberdeen China A Fund Series itself, or to any of the Other Accounts, including to any Funds it does not oversee. ~~If a new registered investment company is established, common~~**Common** issues could be overseen by ~~both~~**all** boards, much like the oversight provided by different boards in fund complexes that have established board "clusters." At the same time, each board would oversee the investments made by the Funds under their oversight in the Aberdeen China A Fund Series in the same manner that they would oversee other investments by those Funds.

delegated authority from the **applicable** Fund Board and consistent with the Adviser's and Funds' valuation procedures, the Adviser's Valuation Committee, as it does for all securities held by the Fund, will consider all relevant facts and circumstances, including (if relevant) the length of time before proceeds can be repatriated, and determine if market quotations are unavailable or have become unreliable, in which case the Valuation Committee will determine the fair value in accordance with Section 2(a)(41) of the 1940 Act.

Under the Advisers' and Funds' valuation procedures, the market values for foreign, exchange-traded equity securities, such as certain Chinese Securities, are provided by a third party pricing vendor and are generally determined based upon the last sale price on the principal exchange on which the security is primarily traded as reported by that exchange at its trading session ending at or most recently prior to the time at which the Fund calculates its daily net asset value. The foreign currency price reported from the exchange will be converted daily to U.S. dollars based on the spot exchange rate determined most recently prior to the time at which the Fund calculates its daily net asset value. The Funds value any exchange traded securities for which market quotations are unavailable or have become unreliable at that security's fair market value in accordance with Section 2(a)(41) of the 1940 Act.

As discussed in this Application above, an Aberdeen China A Fund Series' holdings will be maintained by a local custodian who will work closely with the global custodian. These custodial arrangements, insofar as they relate to Aberdeen China A Fund Series used by the Funds, will be overseen by ~~the Funds'~~each Fund's Board, as if the local custodian was providing services directly to the Funds. Thus, in conformity with Rule 17f-5 under the 1940 Act, Chinese Securities held by Aberdeen China A Fund Series used by the Funds will be held by an Eligible Foreign Custodian, as defined in that Rule, which will be overseen by the global custodian and the Funds' "Foreign Custody Manager."[~~39~~38] The Foreign Custody Manager will, as is the case with the Funds' direct investments in other foreign jurisdictions, be responsible for monitoring the local custodian, for determining that the Chinese Securities will be subject to reasonable care, based on standards applicable to custodians in China, and for providing periodic reports to the Board. The Foreign Custody Manager will ensure that the arrangement with the local custodian is governed by a contract meeting the standards of Rule 17f-5 as if the Funds held Chinese Securities directly.

Essentially, although the local custodian will be directly providing services to the Aberdeen China A Fund Series used by a Fund, and not the Fund directly, each Fund and that Fund's Board will have substantially equivalent rights to an arrangement under which the local custodian was directly holding assets of the Fund. While this arrangement may have collateral benefits for the Aberdeen China A Fund Series itself and for Other Accounts, the Fund's Board would not have oversight responsibilities for, or any legal obligation to, the Aberdeen China A Fund Series itself, or to any of the Other Accounts.

As noted above, the Chinese Securities held by an Aberdeen China A Fund Series will be maintained with a foreign securities depository – the CSDCC – which will recognize the Aberdeen China A Fund Series as the owner of the Chinese Securities. These arrangements, insofar as they relate to Chinese Securities held by an Aberdeen China A Fund Series used by the

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[~~39~~38] The Other Accounts and Future Funds may have different global custodians. To the extent an Aberdeen China A Fund Series uses a different global custodian than that used by the Funds, the Funds' global custodian or Foreign Custody Manager would oversee the Aberdeen China A Fund Series' global custodian as well, and the Board would continue to have oversight of the Aberdeen China A Fund Series' global custodian as if that global custodian provided services directly to the Funds.

Funds, will be effected in conformity with Rule 17f-7 under the 1940 Act, as if the Funds' holdings were directly maintained with the CSDCC. Thus, the CSDCC will have to qualify as an eligible securities depository; the arrangements will be subject to risk-limiting safeguards that include risk reporting by the primary custodian to the Board, as if the Funds' assets were maintained with the CSDCC; the primary custodian (or its agent) will be responsible for monitoring the custody risks associated with maintaining assets with the CSDCC on a continuous basis, and promptly notifying the Board and the Advisers of any material change in these risks; and the arrangements will be overseen by ~~the Funds'~~**each Fund's** Board. Essentially, although the assets of ~~the~~ Aberdeen China A Fund Series will be maintained with the CSDCC, and not the Funds' assets directly, the arrangements will be monitored and reports provided to the Board as if it were the Funds' assets maintained directly with the CSDCC. While this arrangement may have collateral benefits for ~~the~~**an** Aberdeen China A Fund Series itself and for Other Accounts, the Fund's Board would not have oversight responsibilities for, or any legal obligation to, the Aberdeen China A Fund Series itself, or to any of the Other Accounts.

In the event that an Adviser is terminated as investment adviser **or sub-adviser** to a Fund[40][39] or a Fund is reorganized into a fund managed by a different manager,[41][40] the Fund would lose its access to an Aberdeen China A Fund Series, although it may not be able to liquidate its position in the Aberdeen China A Fund Series immediately, due to repatriation restrictions, it would be permitted to retain investments in the Aberdeen China A Fund Series for a reasonable time period. The Advisers will not force the immediate sale of Chinese Securities to raise proceeds for any Fund's redemption from ~~the~~**an** Aberdeen China A Fund Series (if so desired by the successor manager or manager of the acquiring fund) if it would cause harm to the Fund. In the event an Adviser is terminated **and there is no longer an Adviser or Aberdeen Affiliate serving** as adviser ~~to~~**or sub-adviser to the entire portfolio of** any Fund, the Adviser will act in good faith to accomplish the orderly transition of the Fund's advisory services, and would work with the successor manager to seek to transfer holdings in Chinese Securities to another manager, if desired by the successor manager.[42][41] Any such transition would be overseen by the Fund's Board.

F.   The Requested Relief

Applicants hereby request, subject to the terms and conditions set forth herein, that the Commission issue an Order pursuant to Sections 6(c) and 17(b) of the 1940 Act that would grant an exemption from Section 17(a)(1) and (2) of the 1940 Act, and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act, solely to the extent necessary to permit certain joint transactions.

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[40][39] The Chinese authorities do not permit the transfer or assignment of a QFII/RQFII license or quota to a third party, as the Chinese authorities would require that, prior to any transfer, the new manager apply for, and receive, a license and quota based on its own experience and capabilities.

[41][40] In the case of a reorganization of a Fund into a fund managed by a different manager, such a reorganization would typically require approval by the boards of both funds and shareholders of the target fund. If material to the approval, the liquidation of Interests and loss of exposure to Chinese Securities would be disclosed to and considered by the relevant parties before providing their approvals.

[42][41] In light of the Chinese regulatory regime and depending on who the successor manager is, such a transition may take some time or may not be feasible, in which case the Advisers would work with a Fund's successor manager to liquidate Chinese Securities investments and return capital to the Fund in a timely and cost-effective manner.

II.   REQUEST FOR EXEMPTIVE RELIEF AND LEGAL ANALYSIS

The proposed transactions involving the Funds, the Aberdeen China A Fund Series and the Advisers may involve Sections 17(a) and 17(d) of the 1940 Act, and Rule 17d-1 thereunder, depending on whether such entities are affiliated persons of one another as defined in Section 2(a)(3) of the 1940 Act and depending on the nature of the transactions.

A.   Sections 17(a) and 17(b)

Sections 17(a)(1) and 17(a)(2) of the 1940 Act provide, in substance, that it is unlawful for any affiliated person of a registered investment company, or an affiliated person of such a person, acting as principal, to sell any security (other than any security of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities) to, or purchase any security from, such investment company.

Section 17(b) of the 1940 Act provides, in substance, that the Commission shall issue an order of exemption from Section 17(a) if:

(1)   The terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned;

(2)   The proposed transaction is consistent with the policy of each registered investment company concerned, as recited in its registration statement and reports filed under [the 1940 Act]; and

(3)   The proposed transaction is consistent with the general purposes of [the 1940 Act].

Section 2(a)(3) of the 1940 Act provides:

"Affiliated person" of another person means (A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person;(B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

Section 2(a)(9) defines "control" to mean "the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company."[43][42] It is expected that one or more

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[43][42] Although control is presumed where a person owns beneficially more than 25 per centum of the voting securities of a company, and presumed not to exist where a person does not beneficially own 25 per centum of a company's voting securities, as potentially a significant holder of Interests of an Aberdeen China A Fund Series, even if ownership is of non-voting securities, a Fund or Other Account may be deemed to "control" such Aberdeen China A Fund Series and potentially Aberdeen Institutional Commingled Funds, LLC, depending on the size of the holding relative to other investments in the Aberdeen China A Fund Series.

Funds and Other Accounts will own at least 5% and, potentially, more than 25% of the Interests of the **Initial** Aberdeen China A Fund or another Aberdeen China A Fund Series. While Interests of an Aberdeen China A Fund Series will be non-voting interests, a Fund or Other Account could be deemed to be an affiliated person of the **Initial** Aberdeen China A Fund or another Aberdeen China A Fund Series by virtue of its power to exercise a controlling influence over the management or policies of such entities under Section 2(a)(3)(C). Furthermore, as the investment advisers to the Funds, the Advisers are affiliated persons of the Funds that they advise under Section 2(a)(3)(E) and, because AAMI is the managing member of ~~Aberdeen Institutional~~the Commingled ~~Funds,~~ LLC, the **Initial** Aberdeen China A Fund or another Aberdeen China A Fund Series may be deemed to be under AAMI's control under Section 2(a)(3)(C), resulting in each Aberdeen China A Fund Series being deemed an affiliated person of an affiliated person of certain, if not all, of the Funds. Since the Funds and the Aberdeen China A Fund Series may share a common investment adviser or investment advisers that are wholly-owned by the same parent company, they may be deemed to be first-tier affiliates by virtue of arguably being under common control for purposes of Section 2(a)(3)(C). If a Fund and an Aberdeen China A Fund Series are deemed affiliates of each other, or even second-tier affiliates, the sale of Interests of the Aberdeen China A Fund Series to the Funds, and the redemption of such Interests by the Funds, would be prohibited under Section 17(a) of the 1940 Act unless the requirements of Section 17(b) of the 1940 Act are satisfied.

In addition, if a Fund was deemed to be an affiliate of the **Initial** Aberdeen China A Fund or another Aberdeen China A Fund Series by virtue of its holdings or its power to exercise a controlling influence over the management or policies of such entities, and an Other Account was also deemed to be an affiliate of the **Initial** Aberdeen China A Fund or another Aberdeen China A Fund Series for the same reason, the Fund and the Other Account could be deemed to be second-tier affiliates of each other. The Funds and Other Accounts have portfolio holdings besides the Interests and, in the regular course of investment operations, each may find it advantageous to engage in transactions in portfolio securities with another Fund or Other Account. The Funds currently rely on Rule 17a-7 to engage in purchase or sale transactions between such Funds and Other Accounts, when appropriate and the conditions of the Rule are otherwise satisfied. However, if a Fund and an Other Account were deemed to be second-tier affiliates of each other by virtue of their ownership or control affiliations with the **Initial** Aberdeen China A Fund or another Aberdeen China A Fund Series, purchase or sale transactions between the Fund and the Other Account involving portfolio securities would be prohibited by Section 17(a) of the 1940 Act, and they may not be entitled to rely on Rule 17a-7 under the 1940 Act for such transactions because they would no longer be affiliated solely for the reasons permitted by the Rule.[43]

B.   Sections 17(d) and Rule 17d-1 Thereunder

Section 17(d) of the 1940 Act provides in pertinent part:

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[43] Rule 17a-7 under the 1940 Act provides an exemption for certain purchase or sale transactions between a Fund and certain affiliated persons. Provided the conditions in Rule 17a-7(a) through (g) are met, Rule 17a-7 is available, by its terms, to purchase or sale transactions between registered investment companies or separate series of registered investment companies, which are affiliated persons, or affiliated persons of affiliated persons, of each other, between separate series of a registered investment company, or between a registered investment company or a separate series of a registered investment company and a person which is an affiliated person of such registered investment company (or affiliated person of such person) solely by reason of having a common investment advisor or investment advisers which are affiliated persons of each other, common directors, and/or common officers.

It shall be unlawful for any affiliated person of ... a registered investment company ... or any affiliated person of such a person ... acting as principal to effect any transaction in which such registered company, or a company controlled by such registered company, is a joint or a joint and several participant with such person ... or affiliated person, in contravention of such rules and regulations as the commission may prescribe for the purpose of limiting or preventing participation by such registered or controlled company on a basis different from or less advantageous than that of such other participant.

Rule 17d-1 thereunder provides in pertinent part that:

(a) No affiliated person of or principal underwriter for any registered investment company... and no affiliated person of such a person or principal underwriter, acting as principal, shall participate in, or effect any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which any such registered company, or a company controlled by such registered company, is a participant, and which is entered into, adopted or modified subsequent to the effective date of this rule, unless an application regarding such joint enterprise, arrangement or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of such plan or modification to security holders for approval, or prior to such adoption or modification if not so submitted, except that the provisions of this rule shall not preclude any affiliated person from acting as manager of any underwriting syndicate or other group in which such registered or controlled company is a participant and receiving compensation therefor.

(c) "Joint enterprise or other joint arrangement or profit-sharing plan" as used in this section shall mean any written or oral plan, contract, authorization or arrangement, or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company or a controlled company thereof and any affiliated person of or a principal underwriter for such registered investment company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking, including, but not limited to, any stock option or stock purchase plan, but shall not include an investment advisory contract subject to section 15 of the Act.

In the event that the Funds (by purchasing Interests in the Aberdeen China A Fund Series), the Advisers (by managing the portfolio securities of the Aberdeen China A Fund Series and the Funds at the same time that the Funds are invested in Interests of the Aberdeen China A Fund Series and/or by providing a nominal tax matters partner investment in the Aberdeen China A Fund Series), and the Aberdeen China A Fund Series (by selling its Interests to, and redeeming its Interests from, the Funds) could be deemed to be participants in a joint enterprise or other joint arrangement within the meaning of Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, the Applicants request the Order solely to the extent necessary to permit certain joint transactions, as described in this Application.

Subsection (b) of Rule 17d-1 provides that, in passing upon applications made under such Rule, the Commission will consider whether the participation by the investment company in the joint enterprise or arrangement is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

C.   Section 6(c)

Section 6(c) of the 1940 Act provides that the Commission may by order upon application conditionally or unconditionally exempt any person, security or transaction, or class of persons, securities or transactions, from the provisions of

the 1940 Act or from any rule thereunder if the exemption is (i) necessary or appropriate in the public interest, (ii) consistent with the protection of investors, and (iii) consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

In sum, Applicants believe that the requested exemptions are appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. The Applicants also believe that, with respect to the relief requested under Section 17(b), the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and the transactions are consistent with the policy of each registered investment company and with the general purposes of the 1940 Act.

III.   IN SUPPORT OF RELIEF REQUESTED

A.   General

For the reasons set forth below, the Applicants believe that the creation of the Aberdeen China A Fund Series, and the investment by the Funds in Interests of the Aberdeen China A Fund Series, will be appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. The Applicants also believe that, with respect to the relief requested under Section 17(b), the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and the transactions are consistent with the policy of each registered investment company and with the general purposes of the 1940 Act.

~~The~~Further, the multiple Aberdeen China A Fund Series (to the extent that more than one Aberdeen China A Fund Series is established) will allow the Funds to obtain exposure to Chinese Securities and thereby a greater variety and number of Chinese companies than they otherwise could obtain, providing the Funds access to investment opportunities that they currently cannot access due to the Chinese regulations discussed in this Application. Further, the Aberdeen China A Fund Series will allow each Fund or Other Account to select portfolio investments suited to the investment mandate and investment style of the particular Fund or Other Account, increasing the benefits of investing in Chinese Securities. Because the ~~initial~~Initial Aberdeen China A Fund, and any future Aberdeen China A Fund Series, will be managed by AAMI and/or AAMAL portfolio managers, the portfolio managers of the Funds and Other Accounts, who, in some cases, may be the same individuals that manage the Aberdeen China A Fund Series, will be able to evaluate the types of investments made by the Aberdeen China A Fund Series when evaluating whether to invest in the Aberdeen China A Fund Series.[45][44]

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[45][44] As noted above, Applicants do not believe that an investment in a fund managed by another manager provides the same investment opportunity or benefits as an investment in the Aberdeen China A Fund Series, since the Aberdeen China A Fund Series will be managed by the Advisers in accordance with techniques and strategies familiar to and expected by Fund investors. Moreover, investments in other managers' funds would be subject to advisory fees not applicable to the Aberdeen China A Fund Series.

The various Aberdeen China A Fund Series may be managed to invest in different Chinese companies based generally on the particular characteristics of those companies. For example, securities of companies with different market capitalizations can be purchased by different Aberdeen China A Fund Series. The establishment of different Aberdeen China A Fund Series will allow the portfolio manager of each Fund or Other Account to invest in an Aberdeen China A Fund Series more suited to the Fund's or Other Account's investment needs. For example, if Aberdeen China A Fund Series are established to focus on A Shares of companies with different market capitalizations, a Fund with an investment strategy focused on international small cap issuers may invest in an Aberdeen China A Fund Series focused on smaller capitalization companies, and forego investment in Aberdeen China A Fund Series that focus on larger capitalization issuers. A Fund could also invest in multiple (to the extent established) Aberdeen China A Fund Series to further tailor its particular exposures to Chinese Securities.

The series structure of the Aberdeen China A Fund Series will allow ~~Aberdeen Institutional~~the Commingled ~~Funds,~~ LLC expenses to be charged more directly to the Aberdeen China A Fund Series that incur the expenses, rather than across the entire pool.[~~46~~45] For example, an Aberdeen China A Fund Series that engages in fewer portfolio transactions will expect to incur lower brokerage and transaction costs than an Aberdeen China A Fund Series with more portfolio transactions, and the structure allows such expenses to be charged only to the Aberdeen China A Fund Series that incur the expense. To the extent other expenses are generated by a particular Aberdeen China A Fund Series' activities, such as accounting fees, those expenses will be charged only to that Aberdeen China A Fund Series, rather than across all of ~~Aberdeen Institutional~~the Commingled ~~Funds,~~ LLC's assets, which might include Aberdeen China A Fund Series that do not benefit from the services generating the expense. Each Fund's or Other Account's Interests in a particular Aberdeen China A Fund Series would, however, be subject to a proportionate amount of expenses incurred by the Aberdeen China A Fund Series, like shareholders of a mutual fund.

The series structure will be subject to significant safeguards. Investments in Chinese Securities through an Aberdeen China A Fund Series will be subject to the Advisers' Trade Allocation Policy, under the supervision of the Advisers' and the Funds' ~~CCO~~CCOs, and compliance with the Policy with respect to the Funds will be overseen by ~~the Funds' CCO and the Funds' Board. The Trade Allocation Policy requires the Advisers to take reasonable steps to make sure that allocations among~~ the ~~Aberdeen China A Fund Series are fair and equitable over time, and provide for review and testing. The Advisers believe that the extension of the existing Trade Allocation Policy could be applied~~ to the Aberdeen China A Fund Series ~~with equal effectiveness and efficiency.~~each Fund's CCO and the Fund's Board, as discussed in more detail in Section I.E. in this Application.

~~Investment decisions concerning investment by the Funds and Other Accounts in the Aberdeen China A Fund Series will also be subject to the Trade Allocation Policy, under the supervision of the Advisers' and the Funds' CCO, and compliance with the Policy will be overseen by the Funds' Board(s). The Trade Allocation Policy will be amended to address issues arising from the allocation of quota to Funds and Other Accounts through their investments in Aberdeen~~

[~~46~~45] The Aberdeen China A Fund Series, to the extent more than one is established, would hold distinct assets and will be like the different series of a series investment company, which is relatively common, and unlike investments in different classes of a fund, which have rights to a common pool of assets. ~~Currently, the Advisers intend to pay many, if not all, of the costs of operating~~ the Aberdeen China A Fund Series. ~~However, this could change, and to the extent required, holders of interests~~ of the Aberdeen China A Fund Series ~~, including the Funds, will be notified of such changes~~.

~~China A Fund Series, and will be designed in a manner to permit, under the supervision of the Advisers' and the Funds' CCO, investments in Aberdeen China A Fund Series generally to be allocated *pro rata* across eligible accounts interested in the investment opportunity based on requested order size, except as noted above. The repatriation of proceeds from the Aberdeen China A Fund Series will also be subject to comparable procedures, described above. Further, the establishment of any new Aberdeen China A Fund Series will not require any Fund or Other Account to redeem an investment to make quota available to the new series, as described above.~~

With the exception of the initial allocation to the Initial Funds, which will be consistent with the Trade Allocation Policy, the Advisers do not currently expect any Fund or Other Account to receive priority for obtaining quota by investing through an Aberdeen China A Fund Series.[47] ~~However, if, in the future, the Advisers determine that certain Funds or Other Accounts should have priority, such allocation will take place only in accordance~~ with the Trade Allocation Policy. ~~Moreover, the Advisers will not, when making investment decisions for the Funds or Other Accounts, take into consideration whether redeeming Interests of an Aberdeen China A Fund Series may cause the sale of Chinese Securities and the repatriation of proceeds that could impact the continued availability of the quota. The Advisers will also not take into consideration whether buying Interests~~ in an Aberdeen China A Fund Series ~~could affect the continued availability of the quota.~~

~~In addition, each investing Aberdeen China A Fund Series will have a separately identifiable account on the books of Aberdeen Institutional Commingled Funds, LLC's local custodian and global custodian, recognizing the particular Chinese Securities held by the Aberdeen China A Fund Series. Each Aberdeen China A Fund Series' account will be identified in~~ the Aberdeen China A Fund Series' ~~name on the records of the local custodian and the global custodian, and will be treated by the custodians as separate accounts (or subaccounts of Aberdeen Institutional Commingled Funds, LLC) with identifiable assets and liabilities that will not be commingled with other accounts or subaccounts. As for many other private funds that use separate accounts for different investors, the limited liability company agreement for Aberdeen Institutional Commingled Funds, LLC provides that the holdings in one account will not benefit another account, and no account will have rights to any other account. Applicants believe that these separately identifiable accounts should be sufficient to establish limited liability under the DE LLC Act.[48]~~

~~Under the DE LLC Act, the assets of one~~ Aberdeen China A Fund Series ~~will not be available to satisfy the liabilities of another Aberdeen China A Fund Series. Aberdeen Institutional Commingled Funds, LLC's constituent documents, such as its limited liability company agreement, contain provisions permitted by the DE LLC Act to treat~~ each Aberdeen China A Fund Series ~~as separate for purposes of protecting the assets of one Aberdeen China A Fund Series from other Aberdeen China A Fund Series. Further,~~ each Aberdeen China A Fund Series' ~~most significant liabilities are expected to be fees owed to service providers, and the service providers' contracts will specifically limit their recourse to the assets of the Aberdeen China A Fund Series that has incurred the liability to the provider. In the unlikely event that one of these service providers sought to obtain its fees from another series, the protections of the DE LLC Act and in Aberdeen Institutional Commingled~~

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[47] ~~The Applicants acknowledge that they are not requesting or receiving any exemptive relief with respect to this initial allocation as part of the Application.~~

[48] ~~*See* note 25.~~

Funds, LLC's limited liability company agreement should apply. In addition, the primary service providers' contracts will contain provisions that apply US law to resolve a dispute. Ultimately, Aberdeen Institutional Commingled Funds, LLC's operations, and its administrative and accounting arrangements, will not vary materially from best practices in the private fund industry. The holdings of Aberdeen China A Fund Series held by a Fund will be subject to audit by a reputable independent public accounting firm registered with the PCAOB, and its other service providers will be reputable institutions experienced with the use of private fund accounts.

Finally, although Aberdeen Institutional Commingled Funds, LLC will not have its own board, the Funds' Boards are expected to oversee AAMI's and AAMAL's management and operation of the Aberdeen China A Fund Series used by the Funds as it would if the Funds invested directly in Chinese Securities.[49] For example, Interests in the Aberdeen China A Fund Series used by the Funds will be valued by the Advisers' Valuation Committee in accordance with the Advisers' and Funds' valuation procedures under the oversight of the Board. The Board will also oversee the custodial arrangements with the local custodian providing services to the Aberdeen China A Fund Series used by the Funds as if the local custodian was directly providing services to the Funds, and will oversee the arrangements with the CSDCC as if the Funds' assets were maintained directly with the CSDCC. While these arrangements may have collateral benefits for Aberdeen Institutional Commingled Funds, LLC itself and for Other Accounts, the Funds' Board would not have oversight responsibilities for, or any legal obligation to, Aberdeen Institutional Commingled Funds, LLC itself, or to any of the Other Accounts.

As noted above, the selection of particular Chinese Securities for an Aberdeen China A Fund Series is distinct from the decision to invest in the Aberdeen China A Fund Series, which will be made by portfolio manager(s) for the Funds and Other Accounts. The selection of particular Chinese Securities for an Aberdeen China A Fund Series will be made by the portfolio manager(s) for the Aberdeen China A Fund Series and overseen by AAMI, as managing member of Aberdeen Institutional Commingled Funds, LLC. A Fund's decision to invest in an Aberdeen China A Fund Series will be made by a Fund's portfolio manager(s) only in accordance with the relevant Fund's objective and policies. The Fund's Board will oversee the Fund's investment in the Aberdeen China A Fund Series in the same manner that it oversees the Fund's other investments. The Fund's Board will not have oversight responsibilities for investment decisions made by portfolio manager(s) for the Other Accounts to invest in an Aberdeen China A Fund Series. No less frequently than annually, the Fund's Board will review AAMI's and AAMAL's management and operation of the Aberdeen China A Fund Series invested in by the Funds and pursuant to condition 5 of this Application, the Fund's Board, including a majority of the Independent Board Members, will determine on an annual basis that the use of an Aberdeen China A Fund Series by a Fund as an investment vehicle for obtaining exposure to Chinese Securities continues to be in the best interests of the Fund and the Fund's shareholders.

In sum, theThe series structure of the Aberdeen China A Fund Series, which will be structured and administered in the same way that numerous private funds structure their capital accounts, will enable the Aberdeen China A Fund Series to serve as

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[49] As noted above, the Fund's Board would not, however, have oversight responsibilities for, or any legal obligation to, Aberdeen Institutional Commingled Funds, LLC itself, or to any of the Other Accounts. *See also* note 29.

vehicles for each Fund and Other Account to invest in Chinese Securities in a manner designed to provide the benefits of new investment exposures and opportunities for the Funds. This structure will be subject to safeguards, discussed in this Application, to ensure that the Aberdeen China A Fund Series will not be used inappropriately. Further, subject to the relief requested in this Application, Applicants will not use an Aberdeen China A Fund Series as a means to, directly or indirectly, cause to be done any act or thing through or by means of which it would be unlawful for Applicants to do under the 1940 Act or any rule, regulation or order thereunder.

B.   Sections 17(a) and 17(b)

Section 17(a) of the 1940 Act was enacted to prevent affiliated persons of an investment company from using their influence or control to sell securities or other property to the investment company at a price higher than the fair market value. The Section is designed to prevent "overreaching" on the part of the affiliated person and to ensure that all transactions between the affiliate and the investment company are on an arm's-length basis. Section 17(b) of the 1940 Act provides that the Commission may, upon application, grant an order exempting the Applicants from the provisions of Section 17(a) if evidence establishes that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the 1940 Act.

The Applicants believe that the terms of the proposed transactions are reasonable and fair and consistent with the general purposes of the 1940 Act as well as with the investment policies of the Funds as recited in their registration statement and reports filed under the 1940 Act for the following reasons. For the same reasons, the Applicants believe that the proposed transactions are in the best interests of the Funds and their shareholders.

As discussed in this Application and condition 2 of this Application, no Adviser or Aberdeen Affiliate will receive a fee from ~~Aberdeen Institutional~~the Commingled ~~Funds,~~LLC in connection with the Funds for advising the Aberdeen China A Fund Series. This condition is designed so that an Adviser will not receive duplicative investment management fees[~~50~~46] for managing the same assets when invested in the Aberdeen China A Fund Series, so it will have no pecuniary incentive to "over allocate" a Fund's assets to the Aberdeen China A Fund Series. The Aberdeen China A Fund Series will be utilized as economically viable means to provide Fund shareholders (and Other Accounts), to the extent consistent with the Trade Allocation Policy and a Fund's (or Account's) investment objective and policies, exposure to Chinese Securities.[~~51~~47] The Advisers, as the Funds' advisers, and AAMI, as the managing member of ~~Aberdeen Institutional~~the Commingled ~~Funds,~~ LLC, do not stand to benefit financially from the arrangement (other than if the Funds' assets increase by virtue of the exposure to the Chinese Securities market and the Advisers' advisory fees therefore increase). In addition, the Funds, as holders of Interests of the Aberdeen China A Fund Series, will not be subject to any sales load, ~~redemption fee,~~ distribution fee or service fee, as set forth in condition 2 of this Application. **Additionally, the Aberdeen China A Fund Series do not intend to charge a redemption fee.** Further, as specified in condition 3 of this Application, administrative fees will be paid by the Aberdeen China A Fund Series used by the Funds to an Adviser**,**

[~~50~~46] An Adviser would still be entitled to receive applicable advisory fees from the Funds or Other Accounts. *See* note [~~8~~9].

[~~51~~47] As discussed above, the Applicants do not believe it is practical or feasible for Funds or Other Accounts to apply for quota individually.

Aberdeen Affiliate or Unaffiliated Manager only upon a determination by each Fund's Board, including a majority of Independent Board Members, that the fees are for services in addition to, rather than duplicative of, services rendered to the Funds directly.[~~52~~48] While the Aberdeen China A Fund Series will pay fees to certain other service providers, the services that will be provided thereby will be in addition to the various services provided to the Funds under existing service contracts (*e.g.*, custodial, legal and accounting services). There will be no distribution, dividend disbursement or non-duplicative shareholder communication costs associated with the proposed structure. Thus, any fees associated with the structure will not be duplicative because "distinct services will be provided at each level"[~~53~~49] of the structure. Moreover, Applicants submit that the opportunity to invest in Chinese Securities outweighs these minimal incremental costs. The only investors in the Aberdeen China A Fund Series will be the Funds and the Other Accounts, so there are no affiliated persons in which the Advisers or their personnel have an interest (other than as beneficial owners of sponsored Funds that invest in the Aberdeen China A Fund Series) who might stand to benefit or could gain by overreaching.

Each Fund will have the ability, through an investment in the Aberdeen China A Fund Series, to obtain exposure to Chinese Securities and thereby a greater variety and number of Chinese companies than they otherwise could obtain, providing the Funds access to investment opportunities that they currently cannot access due to the Chinese regulations discussed in this Application. As discussed in this Application, the use of the Aberdeen China A Fund Series are designed to provide these benefits in an economically viable structure that is subject to safeguards, while reducing potential conflicts among Funds and Other Accounts and allowing expenses to be charged more directly to the Aberdeen China A Fund Series incurring the expense.

In light of the above, the Applicants believe that shareholders of the Funds will not be disadvantaged or subjected to overreaching because of the fact that an Aberdeen China A Fund Series could be deemed an affiliate of the Funds. To the contrary, the Applicants believe that the proposed investment structure is in the best interests of shareholders of the Funds, and that shareholders will realize benefits from exposure to Chinese Securities not otherwise available. As discussed above, and as specified in condition 3 of this Application, the interests of shareholders of the Funds will be further protected by the requirement that administrative fees will be paid by the Aberdeen China A Fund Series used by the Funds to an Adviser, **Aberdeen Affiliate or Unaffiliated Manager,** if any, only upon a determination by each Fund's Board, including a majority of the Independent Board Members, that the fees are (i) for services in addition to, rather than duplicative of, services rendered to the Funds directly, and (ii) fair and reasonable in light of the usual and customary charges imposed by others for services of the same nature and quality. In making the latter determination, each Fund's Board will consider the proposed administrative fees to be paid by the Aberdeen China A Fund Series used by the Funds to an Adviser**, Aberdeen Affiliate or Unaffiliated Manager** in relation both to the specific nature and quality of the services provided and the comparable, market-based rates that are usual and customary for the provisions by others of such services, as such rates are reasonably ascertainable and such other information as is relevant to each Board's determination. Finally, and as noted above, an Adviser will not receive duplicative fees for advising the same assets.

[~~52~~48] It is not expected that an Adviser**, Aberdeen Affiliate or Unaffiliated Manager** will receive fees for administrative services provided to the Aberdeen China A Fund Series, as administrative services will be provided by ~~an independent~~a third party. Additionally, it is expected that the Advisers will pay the administrative expenses. ~~If, however, in the future, administrative fees are proposed to be paid to an Adviser, they will only be paid if the terms of condition 3 are satisfied~~.
[~~53~~49] SBSF Funds, Inc., Investment Company Act Release Nos. 22486 (January 30, 1997) (notice), at *4 and 22526 (February 25, 1997) (order).

Applicants are also proposing that the Funds be permitted to engage in certain purchase and sale cross transactions in securities ("Cross Transactions"). It is expected that these transactions will be between a Fund seeking to implement a portfolio strategy and an Other Account seeking to raise or invest cash, or vice versa. Cross Transactions will provide the Funds with an additional source of liquidity and an additional source of securities for investment. The Funds currently rely on Rule 17a-7 to engage in such Cross Transactions. However, if a Fund and an Other Account were deemed to be second-tier affiliates of each other by virtue of their ownership or control affiliations with an Aberdeen China A Fund Series, Cross Transactions would be prohibited by Section 17(a) of the 1940 Act, and the Funds may not be entitled to rely on Rule 17a-7 under the 1940 Act for such transactions because they would no longer be affiliated solely for the reasons permitted by the Rule. Applicants would not engage in Cross Transactions involving Interests and, to the extent multiple Aberdeen China A Fund Series are created, the Aberdeen China A Fund Series will not engage in cross trades between the Aberdeen China A Fund Series.

When engaging in Cross Transactions, the Funds and Other Accounts will comply with the requirements set forth in Rule 17a-7(a) through (g). Rule 17a-7 is designed to assure independent verification of the price of the transaction. The potential affiliations created by the Aberdeen China A Fund Series structure do not affect the other protections provided by the Rule, including the integrity of the pricing mechanism employed, and oversight by each Fund's Board.

Cross Transactions do not raise the types of concerns that Section 17(a) of the 1940 Act was designed to address.[50] All Cross Transactions will be effected at the independent current market value of the security being traded in compliance with Rule 17a-7(b). Effecting Cross Transactions at the current market value assures that there is an independent basis for determining the value of the securities. No brokerage commission, fee or other remuneration will be paid in connection with the transactions. Thus, Applicants believe that Cross Transactions will be reasonable and fair, and will not involve overreaching, and will be consistent with the purposes of the 1940 Act and the investment policy of each Fund.

As discussed in this Application, because each of the Advisers and the Funds generally has the same or similar valuation procedures, they would tend to value Chinese Securities using the a substantially identical methodology. Therefore, each Fund should generally receive *Interests in the Aberdeen China A Fund Series* **that are of a net asset value that is comparable to the value that the Fund would have assigned the underlying securities under its valuation procedures had the Fund owned those securities directly. This similarity in valuation procedures will help ensure that the consideration received for Interests of** *the Aberdeen China A Fund Series* **is fair and reasonable.**

C.   Section 17(d) and Rule 17d-1

The Applicants seek an order of the Commission permitting certain joint transactions that might otherwise be prohibited by the provisions of Section 17(d) of the 1940 Act, which prohibits joint arrangements involving registered investment companies and their affiliated persons. Rule 17d-1(b) indicates that, in passing upon such applications, the Commission will consider whether the participation of such registered company in such joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a

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[50] *See*, *e.g.*, Credit Suisse Asset Management, LLC, et al., Investment Company Act Release Nos. 25789 (October 29, 2002) (notice) and 25832 (November 22, 2002) (order).

basis different from or less advantageous than that of other participants.

It is respectfully submitted that the proposed transactions meet these standards, since the participation of each Fund in ~~Aberdeen Institutional~~the Commingled ~~Funds,~~ LLC will not be on a basis different from or less advantageous than that of the other Funds or the Other Accounts. The opportunity for each Fund or Other Account to obtain exposure to Chinese Securities, subject to tax, legal, regulatory, client-imposed investment restrictions, suitability, and liquidity considerations, will be managed through the Advisers' Trade Allocation Policy, and this opportunity will be available equally even if additional Aberdeen China A Fund Series are established. Moreover, the series structure of ~~Aberdeen Institutional~~the Commingled ~~Funds,~~ LLC will permit, to the extent more than one Aberdeen China A Fund Series is established, Funds and Other Accounts to invest in Aberdeen China A Fund Series that invest in companies based on differing investment characteristics or criteria. Any investment will only be made if it is consistent with a Fund's investment objective and policies as recited in its registration statement in accordance with condition 1 of this Application. The Funds and Advisers' investment of the Funds' assets in the Aberdeen China A Fund Series will be overseen by ~~the Funds' Boards~~each Fund's Board and their Independent Board Members. Allocations of Chinese Securities to different Aberdeen China A Fund Series, and allocations of opportunities to invest in the Aberdeen China A Fund Series, including additional Aberdeen China A Fund Series, by Funds and Other Accounts, will be subject to the Advisers' Trade Allocation Policy, under the supervision of the Advisers' and the Funds' CCO, and compliance with the Policy with respect to the Funds will be overseen by ~~the Funds'~~each Fund's Board, and thus the Advisers will take reasonable steps to make sure that allocations among the Funds and Other Accounts are fair and equitable. Further, the Aberdeen China A Fund Series used by the Funds will be administered, and audited, in a manner consistent with best practices in the private fund industry.

D. Section 6(c)

Because Section 17(b) of the 1940 Act could be interpreted to exempt only a single transaction, the Applicants also seek relief pursuant to Section 6(c) of the 1940 Act solely to the extent necessary to permit the transactions described in this Application, including Cross Transactions. Under Section 6(c) of the 1940 Act, the Commission may exempt any person or transaction from any provision of the 1940 Act or any rule or regulation thereunder "if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions" of the 1940 Act.

It is respectfully submitted that the transactions contemplated by the proposals described herein are "necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions" of the 1940 Act because, as described above, the Chinese Securities market is a growing and increasingly important source of potential investment opportunities for the Funds. For the reasons discussed above, investing in Chinese Securities will provide the Funds access to important investment opportunities that they currently cannot access because of Chinese regulations. The only viable means to provide this access is through a pooled investment vehicle like an Aberdeen China A Fund Series.

E. Precedents for Relief

The Applicants note that the Commission has issued orders substantially similar to Applicants' requested Order pursuant to an application substantially similar to the present Application, and subject to substantially similar conditions as proposed in this Application, to permit investments by registered investment companies in a private fund that is designed to facilitate investment in

China A shares and which may be deemed to be an affiliated person, or an affiliated person thereof, of the investing registered investment companies. *See* In the Matter of William Blair & Company, L.L.C., et al., Investment Company Act Release Nos. 30285 (Nov. 29, 2012) (Notice) and 30314 (Dec. 21, 2012) (Order) ("William Blair"). The Application differs from the William Blair application in the following primary respects, each of which Applicants seek to address in the manner indicated: (i) Applicants note that the Aberdeen China A Fund Series will be allocated quota from AAMAL through its existing RQFII license and quota, or in the future from another Adviser should another adviser be granted an RQFII or QFII license, rather than applying for its own license, which presents very similar issues and concerns to those presented in the William Blair application where the private fund designed to facilitate investment in China A shares was applying for a license and quota in its and its adviser's name; (ii) RQFII Program – Applicants anticipate that the Aberdeen China A Fund Series will invest in a broader array of available investments (*e.g.*, Chinese fixed income securities), in light of the liberalized terms of the PRC's RQFII/QFII programs, but do not believe that this raises issues materially different from the issues addressed in the William Blair application; (iii) Tax Matters Partner Investment – unlike William Blair, AAMI anticipates making a nominal investment in the **Initial** Aberdeen China A Fund in order to serve as tax matters partner, but will invest on the same basis as others and will acquire Interests having rights, duties and obligations that are identical in all respects to Interests purchased by other investors in the **Initial** Aberdeen China A Fund; ~~and~~ (iv) Applicants include both open-end and closed-end investment companies, but do not believe that the inclusion of closed-end investment companies raises issues materially different from the issues raised in William Blair~~.~~**; and (v) Applicants include a request for relief for Sub-Advised Funds, but believe that the inclusion of Sub-Advised Funds does not raise issues materially different from the issues raised in William Blair as, pursuant to condition 9 of this Application, any Unaffiliated Manager would be required to contractually agree to comply with the applicable conditions of this Application as a prerequisite to a Sub-Advised Fund's reliance on the requested Order.**

It should also be noted that the Commission has been considering an application substantially similar to the present Application, and subject to substantially similar conditions as proposed in this Application, to permit investments by registered investment companies in a private fund that is designed to facilitate investment in China A shares and which may be deemed to be an affiliated person, or an affiliated person thereof, of the investing registered investment companies. *See* Amendment No. ~~5~~**6** to and Restatement of an Application In the Matter of OppenheimerFunds, Inc., et al., File No. 812-14248 (Filed ~~April 7~~**August 2**, 2016)("OppenheimerFunds"). The Application differs from the OppenheimerFunds application in ~~two~~**three** of the ~~four~~**five** primary respects that this Application differs from the William Blair application as noted above, which ~~two~~**three** primary respects are as follows: (i) Applicants note that the **Initial** Aberdeen China A Fund ~~Series~~ will be allocated quota from AAMAL through its existing RQFII license and quota, or in the future from another Adviser should another adviser be granted an RQFII or QFII license, rather than applying for its own license, which presents very similar issues and concerns to those presented in the William Blair application where the private fund designed to facilitate investment in China A shares was applying for a license and quota in its and its adviser's name; and (ii) Applicants include both open-end and closed-end investment companies, but do not believe that the inclusion of closed-end investment companies raises issues materially different from the issues raised in William Blair~~.~~**;** **and (iii) Applicants include a request for relief for Sub-Advised Funds, but believe that the inclusion of Sub-Advised Funds does not raise issues materially different from the issues raised in William Blair as, pursuant to condition 9 of this**

Application, any Unaffiliated Manager would be required to contractually agree to comply with the applicable terms and conditions of this Application as a prerequisite to a Sub-Advised Fund's reliance on the requested Order.

IV.   CONDITIONS FOR RELIEF

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.   The Funds' investments in Interests of an Aberdeen China A Fund Series will be undertaken only in accordance with the Funds' stated investment restrictions and will be consistent with their stated investment policies.

2.   The Advisers ~~and~~, their affiliated persons **and Unaffiliated Managers** will receive no advisory fee from an Aberdeen China A Fund Series in connection with the Funds' investment in the Aberdeen China A Fund Series. The Advisers ~~and~~, their affiliated persons **and Unaffiliated Managers** will receive no commissions, fees, or other compensation (except for administrative and/or transfer agent fees that are paid in accordance with condition 3 as described in this Application) from a Fund or an Aberdeen China A Fund Series in connection with the purchase or redemption by the Funds of Interests in the Aberdeen China A Fund Series. Interests of an Aberdeen China A Fund Series will not be subject to a sales load, ~~redemption fee,~~ distribution fee or service fee.

3.   Administrative fees and transfer agent fees will be paid by an Aberdeen China A Fund Series used by the Funds to an Adviser, ~~or~~ Aberdeen Affiliate~~,~~ **or Unaffiliated Manager** only upon a determination by each Fund's Board, including a majority of its Independent Board Members, that the fees are (i) for services in addition to, rather than duplicative of, services rendered to the Funds directly and (ii) fair and reasonable in light of the usual and customary charges imposed by others for services of the same nature and quality. If such determination is not made by a Fund's Board, the Fund's Adviser will reimburse to that Fund the amount of any administrative fee and transfer agent fee borne by that Fund as an investor in the Aberdeen China A Fund Series.

4.   Each Fund will treat its entire investment in an Aberdeen China A Fund Series as an investment that is not liquid for purposes of any applicable rules or guidance of the Commission or its staff regarding the management of liquidity. For example, under current guidelines, each Fund that is an open-end fund must limit its aggregate holdings of illiquid assets, which for purposes of the requested relief include any investments in an Aberdeen China A Fund Series, to 15% of its net assets. In addition, each Fund will, at all times, limit its holdings in ~~an~~**the** Aberdeen China A Fund Series to no more than 15% of its net assets.

5.   Each Fund's Board, including a majority of the Independent Board Members, will determine initially and no less frequently than annually that the Fund's investment in ~~an~~**the** Aberdeen China A Fund Series is, and continues to be, in the best interests of the Fund and the Fund's shareholders. **As part of this determination, each Fund's Board will consider the custody arrangements for** *the Aberdeen China A Fund Series*' **foreign securities (under Rule 17f-5) and the bonding arrangements in place for certain** *of the Aberdeen China A Fund Series*' **officers and employees (under Rule 17g-1).**

6.   The Advisers will make the accounts, books and other records of each Aberdeen China A Fund Series available for inspection by the Commission staff and, if requested, will furnish copies of those records to the Commission staff.

7.   Each Aberdeen China A Fund Series will comply with the following sections of the 1940 Act as if the Aberdeen

China A Fund Series were an open-end management investment company registered under the 1940 Act, except as noted: Section 9; Section 12 **(except that** *each Aberdeen China A Fund Series* **shall be permitted to sell Interests to Funds that are closed-end management investment companies in excess of the limits set out in Section 12(d)(1)(B))**; Section 13 (the Interests issued by the Aberdeen China A Fund Series will be regarded as voting securities under Section 2(a) (42) of the 1940 Act for purposes of applying this condition and the offering memorandum utilized by the Aberdeen China A Fund Series to offer and sell Interests will be regarded as a registration statement for purposes of applying this condition); Section 17(a) (except insofar as relief is provided by the order requested herein); Section 17(d) (except insofar as relief is provided by the order requested herein); Section 17(e); Section 17(f); Section 17(h), Section 18 (the Interests issued by the Aberdeen China A Fund Series will be regarded as voting securities under Section 2(a)(42) of the 1940 Act for purposes of applying this condition); Section 21; Section 36; and Sections 37-53. In addition, the Aberdeen China A Fund Series will comply with the Rules under Section 17(f)[~~55~~51] and Section 17(g) of the 1940 Act, and Rule 22c-1 under the 1940 Act as if the Aberdeen China A Fund Series were an open-end management investment company registered under the 1940 Act. This condition 7 will apply only to Aberdeen China A Fund Series in which a Fund has invested; this condition 7 will not apply to Aberdeen China A Fund Series invested in exclusively by Other Accounts except insofar as necessary for the Aberdeen China A Fund Series invested in by a Fund to comply with this condition.

~~AAMI and/or AAMAL~~The Advisers will adopt procedures designed to ensure that each Aberdeen China A Fund Series complies with the aforementioned Sections of the 1940 Act and Rules under the 1940 Act. The Advisers will periodically review and periodically update as appropriate such procedures and will maintain books and records describing such procedures, and maintain the records required by Rules 31a-1(b)(1), 31a-1(b)(2)(ii) and 31a-1(b)(9) under the 1940 Act. **In addition, in connection with the determination required by condition 5 above, the Advisers will provide annually to each Fund's Board a written report about the Advisers' and** *the Aberdeen China A Fund Series'* **compliance with this condition.**

All books and records required to be made pursuant to this condition will be maintained and preserved for a period of not less than six years from the end of the fiscal year in which any transaction occurred, the first two years in an easily accessible place, and will be subject to examination by the Commission and its staff.

For purpose of implementing condition 7, any action that the above-referenced statutory and regulatory provisions require to be taken by the directors, officers and/or employees of a registered investment company will be performed by AAMI (or its successor)[~~56~~52] as the managing member of ~~Aberdeen Institutional~~the Commingled ~~Funds,~~ LLC~~, except as otherwise provided in the Application~~.

8.   To engage in Cross Transactions, the Funds will comply with Rule 17a-7 under the 1940 Act in all respects other than the requirement that the parties to the transaction be affiliated persons (or affiliated persons of affiliated persons) of each other solely by reason of having a common investment adviser or investment advisers which are affiliated persons of each other, common officers, and/or common directors, solely because a Fund and Other Account might become affiliated persons within the meaning of Section 2(a)(3)(A), (B) or (C) of the 1940 Act because of their investments in an Aberdeen China A Fund

---

[~~55~~51] The Applicants note that they will operate each Aberdeen China A Fund Series such that Rule 17f-1, Rule 17f-2, and Rule 17f-3 will not be applicable to it.

[~~56~~52] *See supra*, footnote 1.

Series.

9.   A Sub-Advised Fund may not invest *in an Aberdeen China A Fund Series* **in reliance on the requested Order unless the Sub-Advised Fund's Unaffiliated Manager has executed an agreement with the Aberdeen China A Fund Series stating that the Unaffiliated Manager understands the terms and conditions of the requested Order and agrees to comply with conditions 2 and 3 of the requested Order.**

V.   CONCLUSION

For the foregoing reasons, Applicants submit that the terms of the proposed transactions, as set forth in this Application, will be reasonable and fair, will be consistent with the protection of investors and will not involve overreaching by any person concerned, are appropriate in the public interest, and are consistent with the purposes fairly intended by the policies and provisions of the 1940 Act. Accordingly, the Applicants respectfully request, pursuant to Sections 6(c) and 17(b) of the 1940 Act, that the Commission, at the earliest practicable date, issue an Order pursuant to Sections 6(c) and 17(b) of the 1940 Act that would grant an exemption from Section 17(a)(1) and (2) of the 1940 Act, and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act.

VI.   PROCEDURAL MATTERS

Pursuant to the requirements of Rule 0-2(f) under the 1940 Act, Applicants hereby state that their address is 1735 Market Street, 32nd Floor, Philadelphia PA 19103. Applicants further state that all communications or questions should be directed to Lucia Sitar 1735 Market Street, 32nd Floor, Philadelphia PA 19103, with copies to Rose DiMartino, Willkie Farr & Gallagher LLP, 787 Seventh Avenue, New York, NY 10019, 212-728-8215 and William Farrar, Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004-2498, 212-558-4000.

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that the officer signing and filing this Application on behalf of such Applicant is fully authorized to do so, that under the provisions of the Trust's Declaration of Trust and Amended and Restated By-Laws, responsibility for the management of the affairs and business of the Trust is vested in its Board, that by resolution duly adopted and attached to this Application as Exhibit A-1, the Board of the Trust has authorized any officer of the Trust to prepare or cause to be prepared and to execute and file with the Commission this Application and any amendments hereto, that under the provisions of GCH's Articles of Incorporation and Amended and Restated By-Laws, responsibility for the management of the affairs and business of GCH is vested in its Board, that by resolution duly adopted and attached to this Application as Exhibit A-2, the Board of GCH has authorized any officer of GCH to prepare or cause to be prepared and to execute and file with the Commission this Application and any amendments hereto, and that the undersigned officer of each Adviser is fully authorized under each Adviser's charter documents to prepare or cause to be prepared and to execute and file with the Commission this Application and any amendments hereto. Applicants state that the authorizations described above remain in effect as of the date hereof and are applicable to the individuals who have signed this Application. Applicants further state that each Applicant has complied with all requirements for the execution and filing of this Application in the name and on behalf of each Applicant.

The verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibits B-1, B-2 and B-3 hereto. Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

[SIGNATURE PAGE FOLLOWS]

Respectfully submitted,

ABERDEEN ASSET MANAGEMENT INC.

By: __/s/ Lucia Sitar_____

Name: ___Lucia Sitar_____

Title: __Vice President _____

ABERDEEN ASSET MANAGEMENT ASIA LIMITED

By: __–_/s/ ~~Victor Rodriguez~~ **Nicholas Hadow**_____ –

Name: _**Nicholas Hadow**__ ~~Victor Rodriguez~~_____

Title: __——Director___ _____

ABERDEEN ASSET MANAGERS LIMITED

By: ___/s/ Gordon Brough_____ ——

Name: _–_Gordon Brough_ _____

Title: ___——Authorised Signatory__ _____

ABERDEEN FUNDS

By: __/s/ Lucia Sitar_____

Name: ___Lucia Sitar_____

Title: __Vice President _____

ABERDEEN GREATER CHINA FUND, INC.

By: __/s/ Lucia Sitar_____

Name: ___Lucia Sitar_____

Title: __Vice President _____

EXHIBIT INDEX

EXHIBIT A-1

OFFICER'S CERTIFICATE
OF
ABERDEEN FUNDS

I, Megan Kennedy, certify that I am Vice President and Secretary of Aberdeen Funds, an open-end management investment company formed as a statutory trust under the laws of the state of Delaware (the "Trust") and that as such, I am authorized to execute this certificate on behalf of the Trust. I do hereby certify that the Board of Trustees of Aberdeen Funds approved the following resolutions on June 15, 2016:

WHEREAS, Management has recommended that certain series of the Trust invest in a newly-formed private fund vehicle, the Aberdeen China A Share Equity Fund (the "China A Fund"), which would hold primarily class A Shares of companies whose securities are listed on Chinese Stock Exchanges and other direct investments in China; and

WHEREAS, without an exemptive order from the Securities and Exchange Commission ("SEC"), investments in the China A Fund may otherwise be prohibited under Sections 17(a) and (d) of the Investment Company Act of 1940, as amended ("1940 Act"), and Rule 17d-1 thereunder; now, therefore be it

RESOLVED, that the officers of the Trust, be, and they hereby are, authorized and directed to prepare and file with the SEC an application for an exemptive order, and any amendments thereto, requesting an order pursuant to Sections 6(c) and 17(b) of the 1940 Act that would grant an exemption from Section 17(a) and Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, permitting certain affiliated and joint transactions; and it is further

RESOLVED, that the officers of the Trust be, and they hereby are, authorized and directed, for and on behalf of the Funds, to take any other actions necessary and execute all documents which they may deem necessary or appropriate to effectuate the foregoing resolutions and to carry out the purposes thereof.

Dated: ~~July 19~~**February 10**, 2016

By: _/s/ Megan Kennedy_____
Name: Megan Kennedy
Title: Vice President and Secretary

EXHIBIT A-2

OFFICER'S CERTIFICATE
OF
ABERDEEN GREATER CHINA FUND, INC.

I, Megan Kennedy, certify that I am Vice President and Secretary of Aberdeen Greater China Fund, Inc., a closed-end management investment company formed as a corporation under the laws of the state of Maryland (the "Fund") and that as such, I am authorized to execute this certificate on behalf of the Fund. I do hereby certify that the Board of Directors of Aberdeen Greater China Fund, Inc. approved the following resolutions on June 14, 2016:

WHEREAS, Management has recommended that the Aberdeen Greater China Fund, Inc. (the "Fund") invest in a newly-formed private fund vehicle, the Aberdeen China A Share Equity Fund (the "China A Fund"), which would hold primarily class A Shares of companies whose securities are listed on Chinese Stock Exchanges and other direct investments in China; and

WHEREAS, without an exemptive order from the Securities and Exchange Commission ("SEC"), investments in the China A Fund may otherwise be prohibited under Sections 17(a) and (d) of the Investment Company Act of 1940, as amended ("1940 Act"), and Rule 17d-1 thereunder; now, therefore be it

RESOLVED, that the officers of the Fund, be, and they hereby are, authorized and directed to prepare and file with the SEC an application for an exemptive order, and any amendments thereto, requesting an order pursuant to Sections 6(c) and 17(b) of the 1940 Act that would grant an exemption from Section 17(a) and Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, permitting certain affiliated and joint transactions; and it is further

RESOLVED, that the officers of the Fund be, and they hereby are, authorized and directed, for and on behalf of the Fund, to take any other actions necessary and execute all documents which they may deem necessary or appropriate to effectuate the foregoing resolutions and to carry out the purposes thereof.

Dated: ~~July____~~**February 10**, ~~2016~~**2017**

By: _/s/ Megan Kennedy _____
Name: Megan Kennedy

Title: Secretary and Vice President

EXHIBIT B-1

ABERDEEN ASSET MANAGEMENT INC.

VERIFICATION PURSUANT TO RULE 0-2(d)

The undersigned states that I have duly executed the attached Application dated ~~July~~February __, ~~2016~~2017 for and on behalf of Aberdeen Asset Management Inc. and I am Vice President of such company; and that all action by principals and other bodies necessary to authorize me to execute and file such instrument has been taken. I further state that I am familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of my knowledge, information and belief.

By: _/s/   Lucia Sitar_____
Name: Lucia Sitar
Title: Vice President

EXHIBIT B-2

ABERDEEN ASSET MANAGEMENT ASIA LIMITED
VERIFICATION PURSUANT TO RULE 0-2(d)

The undersigned states that he or she has duly executed the attached Application dated ~~July~~February __ – , ~~2016~~2017 for and on behalf of Aberdeen Asset Management Asia Limited and that he or she is director of such company; and that all action by principals and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

By: __/s/ ~~Victor Rodriguez~~ Nicholas Hadow_____

~~Name: Victor Rodriguez~~
Name: _Nicholas Hadow__ _____

Title: __Director_____

Title: Director

EXHIBIT B-3

ABERDEEN ASSET MANAGERS LIMITED

VERIFICATION PURSUANT TO RULE 0-2(d)

The undersigned states that I have duly executed the attached Application dated ~~July~~February __, ~~2016~~2017 for and on behalf of Aberdeen Asset Managers Limited and I am an authorized signatory of such company; and that all action by principals and other bodies necessary to authorize me to execute and file such instrument has been taken. I further state that I am familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of my knowledge, information and belief.

By: ___/s/ Gordon Brough_____

Name: __Gordon Brough_____

Title: ___Authorised Signatory_____